United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Press Release
FRC Share Sale Agreement
FRC AMCI Intermediate B.V
Companhia Vale do Rio Doce
Shares in Australian Coal Inter Holdings (NL) 1 B.V.
Allens Arthur Robinson
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Tel 61 7 3334 3000
Fax 61 7 3334 3444
www.aar.com.au
© Copyright Allens Arthur Robinson 2007

FRC Share Sale Agreement

1. Definitions and Interpretation	1
1.1 Definitions	1
1.2 Interpretation	13
1.3 Knowledge and awareness as to Warranties	14
1.4 Consents or approvals	14
1.5 Method of payment	14
1.6 Interest on amounts payable	14

2. Conditions Precedent	15
2.1 Conditions precedent	15
2.2 Financing Condition Precedent	15
2.3 Parties must co-operate	16
2.4 Specific obligations of co-operation	16
2.5 Waiver	16
2.6 Termination before completion	16
2.7 Effect of Termination	17
2.8 Effect of Conditions Precedent	17
2.9 Automatic termination	17

3. Novation	17

4. Sale and Purchase	17
4.1 Sale and purchase	17
4.2 Title and property	18

5. Price and Payment	18

6. Purchaser Warranties and Guarantor Warranties	18
6.1 Purchaser Warranties	18
6.2 Guarantor Warranties	18
6.3 Continued operation	18

7. FRC Vendor Warranties	18
7.1 Warranties	18
7.2 Other Warranties and conditions excluded	18
7.3 When Warranties given	18
7.4 Disclosures	19
7.5 Conditions of payment and Claims for breach	20
7.6 Acknowledgments	23
7.7 Release	24
7.8 Statutory actions	24
7.9 Dealing with Warranty breach after Completion	24
7.10 Proceedings in respect of a Warranty Claim	25
7.11 Taxation offset	26
7.12 Restructure of the Company Group or change in accounting policies	26
7.13 Reduction of Purchase Price	26
7.14 Notification of Warranty breach before Completion	26

FRC Share Sale Agreement

7.15 Remedies for breach of Warranty	26

8. Obligations of the FRC Vendor Prior to the Completion Date	27
8.1 FRC Vendor’s obligations	27
8.3 Factors relevant to FRC Vendor’s obligations	29
8.4 Access	29
8.5 Conditions of Access	29
8.6 Confidential Information	29
8.7 Exchange rates	29

9. Completion	30
9.1 Notice to Purchaser	30
9.2 Notice to FRC Vendor	30
9.3 Completion place	30
9.4 Obligations of FRC Vendor on Completion	30
9.5 Obligations of Purchaser on Completion	31
9.6 Payment of Purchase Price	31
9.7 Interdependency	31

10. Access to Records	32
10.1 Copies of records	32
10.2 Access to records after Completion	32

11. Confidentiality	32
11.1 Confidentiality	32
11.2 Purchaser’s investigation	32
11.3 Exceptions	32
11.4 Public announcements	33
11.5 Confidentiality Agreement unaffected	33

12. Remedies and Termination	33
12.1 Remedies of the FRC Vendor	33
12.2 Remedies of the Purchaser	33
12.3 FRC Vendor Indemnities	33

13. Taxation	35
13.1 Control of Returns	35
13.2 Notice of Assessment or Audit	36
13.3 Dispute of Assessment	36
13.4 Purchaser take action as FRC Vendor requests	36
13.5 FRC Vendor to be reimbursed payment	37
13.6 Use of deductions etc	38
13.7 Other obligations	38

14. GST	38
14.1 GST to be added to amounts payable	38
14.2 Liability net of GST	38
14.3 Timing of the payment of the GST Amount	38
14.4 Revenue exclusive of GST	38
14.5 Cost exclusive of GST	38
14.6 GST obligations to survive termination	39

FRC Share Sale Agreement

15. Costs and Stamp Duty	39
15.1 Costs	39
15.2 Duty	39

16. Merger	40

17. Assignment	40

18. Further Assurances	40

19. Entire Agreement	40

20. Waiver	40

21. Notices	40

22. Governing Law and Jurisdiction	41

23. Guarantee	41
23.1 Guarantee	41
23.2 Liability unaffected by other events	41
23.3 Continuing guarantee and indemnity	42

24. Counterparts	42

25. Personal Liability	42

Schedule 1	43
Subsidiaries	43

Schedule 2	45
Excluded Subsidiaries	45

Schedule 3	46
Mining Tenements	46

Schedule 4	49
Excluded Assets	49

Schedule 5	50
Disclosure Material	50

Schedule 6	51
Purchaser Warranties and Guarantor Warranties	51

Schedule 7	53
FRC Vendor Warranties	53

Schedule 8	62
Inter-company Payables	62

Schedule 9	63
Third Party Payables	63

Schedule 10	64
Inter-company Receivables	64

FRC Share Sale Agreement
Date 24 February 2007
Parties
1.	FRC AMCI Intermediate B.V. of Burg Rijnderslaan 10, 1185 MC, Amstelveen, Amsterdam, The Netherlands (the FRC Vendor).

2.	Companhia Vale do Rio Doce of Av. Graça Aranha 26, 20030-900, Rio de Janeiro, Brazil (the Purchaser).

3.	Companhia Vale do Rio Doce of Av. Graça Aranha 26, 20030-900, Rio de Janeiro, Brazil (the Guarantor).
Recitals
A The FRC Vendor is the holder and beneficial owner of the FRC Shares being all issued shares in the Note Holder.

B The AMCI Vendor is the registered holder and beneficial owner of the AMCI Shares.

C The Note Holder is the holder and beneficial owner of the Notes.

D The AMCI Shares and the Notes together comprise the only issued securities in the capital of the Company.

E The NH2 Share Vendor is the registered holder and beneficial owner of the NH2 Shares.

F At the request of the Guarantor, the FRC Vendor has agreed to sell the FRC Shares to the Purchaser and the
Purchaser has agreed to buy the FRC Shares from the FRC Vendor on the terms of this Agreement.

G The Guarantor has agreed to guarantee the obligations of the Purchaser under this Agreement.
It is agreed as follows.
1.	Definitions and Interpretation

1.1	Definitions

The following definitions apply unless the context requires otherwise.

Accounting Standards means the requirements of the Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues

FRC Share Sale Agreement
Group Consensus Views, the requirements of the Corporations Act in relation to the preparation and content of accounts and, to the extent that any matter is not covered by them, means generally accepted accounting principles applied from time to time in Australia for companies similar to the Company.

AMCI Sale Agreement means the agreement between the AMCI Vendor, the AMCI Purchaser and the Guarantor for the sale of the AMCI Shares to be executed contemporaneously with the execution of this Agreement.

AMCI Share Purchaser means Rio Doce Australia Pty Limited.

AMCI Shares means the 5,100,000 ordinary shares in the capital of the Company together with the benefit of all rights (including dividend rights) attached or accruing to those shares.

AMCI Vendor means AMCI Investments Pty Ltd (ACN 112 315 661) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia.

AMCI Vendor Facility means the short term debt facility for working capital provided by the AMCI Vendor to the Company as at the date of this Agreement and up to the Effective Time.

AMCI Vendor’s Consolidated Group means the two Consolidated Groups of which the AMCI Vendor, the Excluded Subsidiaries and the Group Members are variously members at the date of this Agreement.

AMCI Vendor Group means the AMCI Vendor, the NH2 Share Vendor and their Related Bodies Corporate, including the Company Group before completion of the AMCI Sale Agreement but excluding the Company Group after completion of the AMCI Sale Agreement.

AMCI Vendor’s Proportion means 51%.

AMCI Warranties means the Warranties given by the AMCI Vendor as defined and contained in the AMCI Sale Agreement.

ASIC means the Australian Securities and Investments Commission.

Assessment means, in relation to Tax or Duty, any notice of assessment or amended assessment or other document of any kind issued or served or deemed to be issued or served by a Taxation Authority which notifies or imposes, or is deemed to notify or impose, a Liability to pay Tax or Duty.

Audit means, in relation to Tax or Duty, any audit, investigation, review, information request or other enquiry of any kind undertaken by a Taxation Authority.

Authorisation includes:
(a)	any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Governmental Agency; or

(b)	in relation to anything which will be fully or partly prohibited or restricted by Law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.
Backstop Date means 30 April 2007 or a later date agreed in writing by the FRC Vendor and the Purchaser.

FRC Share Sale Agreement
Bowen Central Coal Joint Venture means the joint venture established by and operated under the Bowen Central Coal Joint Venture Agreement.

Bowen Central Coal Joint Venture Agreement means the joint venture agreement dated 27 January 2004 between Aquila Coal Pty Ltd and Bowen Central Coal Pty Ltd.

Broadlea Coal Joint Venture means the joint venture established by and operated under the Broadlea Coal Joint Venture Agreement.

Broadlea Coal Joint Venture Agreement means the joint venture agreement dated 27 June 2003 between Nebo Central Coal Pty Ltd and AMCI (Broadlea) Pty Ltd (now called AMCI (CQ) Pty Ltd.

Business Day means a day on which banks are open for business in Brisbane.

Business Records means all books of account, accounts, records and all other documents relating to the Company Group.

Carborough Downs Joint Venture means the joint venture established by and operated under the Carborough Downs Joint Venture Agreement.

Carborough Downs Joint Venture Agreement means the joint venture agreement dated 30 September 2005 between Nebo Central Coal Pty Ltd, AMCI (CQ) Pty Ltd, NS Carborough Downs Pty Ltd, POS-CD Pty Ltd, JFE Steel Australia (CD) Pty Ltd, JS Carborough Downs Pty Ltd, Kalimati Coal Company Pty Ltd, Carborough Downs Coal Management Pty Ltd and the Company.

CCJV Data Room has the meaning given to that term in the Implementation Agreement.

CCJV Participant has the meaning given to that term in the Implementation Agreement.

CCJV Warranty has the meaning given to that term in the Implementation Agreement.

CCPL Warranty has the meaning given to that term in the Implementation Agreement.

Claim means, in relation to a person, a demand, claim, action or proceeding made or brought by or against the person, however arising and whether present, unascertained, immediate, future or contingent.

Coal Sales Contracts means:
(a)	the agreement dated 25 March 2004 between AMCI Australia Pty Ltd as Seller, Saw Pipes Pty Ltd as Buyer and GMG Associates Pty Ltd as Facilitator;

(b)	the agreement (Number 207/2005) dated 12 April 2005 between AMCI Australia Pty Ltd as Seller and Steel Authority of India Limited as Purchaser;

(c)	the agreement dated 12 April 2005 between Alpha Energy Global Marketing as Seller and AMCI Australia Pty Ltd as Buyer;

(d)	the agreement dated 22 May 2006 between Werris Creek Coal Sales Pty Ltd as Seller and AMCI Australia Pty Ltd as Buyer; and

(e)	the agreement dated 25 March 2004 as amended by Addenda dated 25 March 2005 between AMCI Australia Pty Ltd as Seller and XCoal Energy & Resources as Buyer;

(f)	the agreement dated 4 August 2006 between AMCI Australia Pty Ltd as Buyer and BM Alliance Coal Marketing Pty Ltd as Seller; and

FRC Share Sale Agreement
(g)	the agreement dated 5 December 2006 between AMCI Australia Pty Ltd as Buyer and BM Alliance Coal Marketing Pty Ltd as Seller.
Combined Purchasers means the Purchaser and the AMCI Share Purchaser.

Company means AMCI Holdings Australia Pty Ltd (ACN 075 176 386) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia.

Company Accounts means the unaudited statement of financial performance (profit and loss statement) of the Company consolidating the Subsidiaries and the Excluded Subsidiaries, for the period commencing on 1 July 2006 and ending on the Company Balance Date as contained in the Data Room and the Company Balance Sheet (Document Number S3.1.3 in Volume 1 of the AMCI General Supplementary Data Room No. 1).

Company Balance Date means 31 January 2007.

Company Balance Sheet means the statement of financial position (balance sheet) of the Company consolidating the Subsidiaries and the Excluded Subsidiaries as at the Company Balance Date as contained in the Data Room (part of Document Number S3.1.3 in Volume 1 of the AMCI General Supplementary Data Room No. 1).

Company Group means the Company and the Subsidiaries.

Completion means completion by the parties of the sale and purchase of the FRC Shares under this Agreement as provided in clause 9.

Completion Date means the later of:
(a)	13 April 2007;

(b)	if the Conditions Precedent are not, for any reason, waived or satisfied by 30 March 2007, the date that is five Business Days after the date on which the Conditions Precedent are waived or satisfied; or

(c)	such other date as the FRC Vendor and the Purchaser may agree.
Completion Debt means the total amount owing under the Inter-company Payables and the Third Party Payables as at the Completion Date.

Completion Disclosure Material means a written item of information, communication or disclosure, disclosed by or on behalf of the Vendors to any of the Combined Purchasers or their Representatives, between the date of execution of this Agreement and the Completion Date.

Conditions Precedent has the meaning given in clause 2.1.

Confidentiality Agreement means the confidentiality agreement dated 9 August 2005 between the Company and the Guarantor.

Consideration has the meaning given by the GST Law.

Consolidated Group means either a “consolidated group” or a “MEC group”, where those terms have the meaning given in section 995-1 of the Tax Act.

Contamination of land means the presence in, on or under the land of a substance at a concentration above the concentration at which the substance is normally present in, on or under (respectively) land in the same locality, being a presence that presents a risk of harm to human health or any other aspect of the Environment.

FRC Share Sale Agreement
Contract means all oral or written contracts, agreements and arrangements to which any Group Member is a party.

Corporate Debt means the financial obligations of AMCI Australia Pty Ltd to Societe Generale Australia Branch in respect of the trade finance facility arising under the letter dated 21 April 2006 from Societe Generale Australia Branch accepted by AMCI Australia Pty Ltd on 1 June 2006.

Corporations Act means the Corporations Act 2001 (Cth).

Data Room means the electronic data room maintained by the Vendors’ lawyers, Allens Arthur Robinson and the hard copy data room made available at the Company’s premises, which is provided and maintained by or on behalf of the Vendors and by which the Combined Purchasers and their Representatives have had access to information and materials on CD ROM or in another electronic format or in hard copy format relating to, among other things, the Company Group, the Shares and the Notes.

Data Room Documentation means all documentation and other information:
(a)	contained in the Data Room, an index of which is signed by the parties for identification purposes contemporaneously with the execution of this Agreement;

(b)	referred to in the Transaction Documents; or

(c)	contained in or provided with any written answers provided by any Vendor or their Representatives in relation to, or in response to, requests made by any Combined Purchaser or its Representatives up to and including the date of this Agreement.
Disclosure Material means a written item of information, communication or disclosure contained in the categories of information referred to in schedule 5.

Duty means duty, including stamp duty (and associated fines, penalties and interest) imposed in Australia or The Netherlands.

Effective Time means the start of the day on 1 March 2007.

Employee means an employee of any Group Member.

Environment includes:
(a)	ecosystems and their constituent parts, including people and communities; and

(b)	all natural and physical resources; and

(c)	the qualities and characteristics of locations, places and areas, however large or small, that contribute to their biological diversity and integrity, intrinsic or attributed scientific value or interest, amenity, harmony and sense of community; and

(d)	the social, economic, aesthetic and culturally conditions that affect or are affected by, things mentioned in paragraphs (a) to (c).
Environmental Harm has the meaning given to environmental harm in the Environmental Protection Act 1994 (Qld).

Environmental Law means a Law directly relating to the Environment.

Excluded Assets means the assets specified in schedule 4.

Excluded Data Room Documentation means:

FRC Share Sale Agreement
(a)	all documentation and other information contained on the CD titled ‘Camberwell Coal Project (Pre-Integra Implementation) Data Room Information Dated 5 January 2007’,

(b)	Integra Market Review for AMCI dated April 2006 being Document Number 15 in the Integra Coal Joint Venture Data Room;

(c)	Document Numbers S1.7.1, S1.7.2. and S1.7.3 in Volume 7 of the Camberwell Project Post-Integra Implementation Supplementary Data Room No. 1;

(d)	Document Numbers S1.6.1 and S1.6.2 in Volume 6 of the Integra Joint Venture Supplementary Data Room No. 1;

(e)	Answers given on 16 January 2007 to Requests for Information Numbers 22 and 23;

(f)	Answer given on 22 January 2007 to Request for Information Number 9;

(g)	Answers given on 25 January 2007 to Requests for Information Numbers 103 and 104 (to the extent they relate to the Camberwell Coal Project prior to the implementation of the Integra Coal Joint Venture);

(h)	Answer given on 7 February 2007 to Request for Information Number 118;

(i)	Document Numbers S1.2.2 and S1.2.4 in Volume 2 of the Australian Coal Inter Holdings (NL) I B.V. Supplementary Data Room No. 1; and

(j)	Document Numbers S2.8.1, S2.8.2 and S2.8.3 in Volume 8 of the Camberwell Project Post-Integra Implementation Supplementary Data Room No. 2.
Excluded Liability means management Employee incentive payments payable on disposal of the Company Group.

Excluded Subsidiaries means the entities specified in schedule 2 (and, to avoid doubt, includes all assets held by those entities.

FRC Shares means the 180 ordinary shares in the capital of the Note Holder together with the benefit of all rights (including dividend rights) attached or accruing to those shares as at the date of this Agreement.

FRC Vendor Group means the FRC Vendor and its Related Bodies Corporate, including the Note Holder before Completion but excluding the Note Holder after Completion.

FRC Vendor’s Proportion means 49%.

GCJV Participant has the meaning given to that term in the Implementation Agreement.

Glennies Creek Joint Venture means the joint venture established by and operated under the Glennies Creek Joint Venture Agreement.

Glennies Creek Joint Venture Agreement means the Glennies Creek Joint Venture Agreement dated 6 June 2005 between Maitland Main Collieries Pty Ltd, AMCI (GC) Pty Ltd, NS Glennies Creek Pty Ltd, POS-GC Pty ltd, JFE Steel Australia (GC) Pty Ltd, JS Glennies Creek Pty Ltd, Glennies Creek Coal Management Pty Ltd and the Company.

Governmental Agency means a government or a governmental, semi-governmental or judicial entity or authority. It also includes a self-regulatory organisation established under statute or a stock exchange.

Group Member means a member of the Company Group.

FRC Share Sale Agreement
GST has the meaning given by the GST Law and also means any VAT or value added tax of a similar nature to GST imposed in The Netherlands.

GST Amount means in relation to a Taxable Supply the amount of GST payable in respect of that Taxable Supply.

GST Group has the meaning given by the GST Law.

GST Law has the meaning given by the A New Tax System (Goods and Services Tax) Act 1999 (Cth), or, if that Act does not exist means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.

Guarantor Warranties means the representations and warranties set out in schedule 6.

Implementation Agreement means the Implementation Agreement between the parties to the Integra Coal Joint Venture Agreement, Glennies Creek Coal Sales Pty Ltd and AMCI Australia Pty Ltd dated 4 August 2006.

Income Tax means tax imposed on income, profits, or gains (including capital gains) and includes, to avoid doubt, a liability to pay an amount equal to a contribution amount pursuant to section 721-30(2) of the Tax Act.

Income Year means a financial year or other period of 12 months in respect of which Income Tax is payable, or any period in lieu thereof.

Indemnified Party means each member of the AMCI Vendor Group and the FRC Group and each Officer, employee, or agent of each member of the AMCI Vendor Group and the FRC Group.

Indemnity Matters has the meaning given to that term in clause 13.2.

In Principle Agreement means the In Principle Agreement with Xstrata being Document Number S3.8.1 in Volume 8 of the Glennies Creek Supplementary Data Room No. 3.

Input Tax Credit has the meaning given by the GST Law and a reference to an Input Tax Credit entitlement of a party includes an Input Tax Credit for an acquisition made by that party but to which another member of the same GST Group is entitled under the GST Law.

Integra Joint Venture means the joint venture established by and operated under the Integra Joint Venture Agreement.

Integra Joint Venture Agreement means the joint venture agreement dated 4 August 2006 between Maitland Main Collieries Pty Ltd, AMCI (GC) Pty Ltd, NS Glennies Creek Pty Ltd, POS-GC Pty ltd, JFE Steel Australia (GC) Pty Ltd, JS Glennies Creek Pty Ltd, Glennies Creek Coal Management Pty Ltd, Toyota Tsusho Mining (Australia) Pty Ltd, Navidale Pty Ltd, Toyota Tsusho Coal (Australia) Pty Ltd, RHA Pastoral Company Pty Ltd, Integra Coal Operations Pty Ltd, Camberwell Coal Pty ltd and the Company.

Inter-company Payable means any amount owed by any Group Member to any member of the AMCI Vendor Group or the FRC Vendor Group (excluding any other Group Member) at Completion being the amounts referred to in schedule 8.

Inter-company Receivable means any amount owed to any Group Member by any member of the AMCI Vendor Group or the FRC Vendor Group (excluding any other Group Member) at Completion other than the WestIron and Belvedere Purchase Price being the amounts referred to in schedule 10.

FRC Share Sale Agreement
Interest Rate means the daily buying rate displayed at or about 10.30am (Brisbane time) on the Reuters screen BBSY page for Australian bank bills of a three month duration.

Invoice has the meaning given by the GST Law.

Isaac Plains Joint Venture means the joint venture established by and operated under the Isaac Plains Joint Venture Agreement.

Isaac Plains Joint Venture Agreement means the joint venture agreement dated 21 July 2005 between IP Coal Pty Ltd and AMCI (IP) Pty Ltd.

Joint Venture means any one or more of:
(a)	the Integra Joint Venture;

(b)	the Isaac Plains Joint Venture;

(c)	the Carborough Downs Joint Venture;

(d)	the Bowen Central Coal Joint Venture;

(e)	the Broadlea Coal Joint Venture; and

(f)	the Glennies Creek Joint Venture.
Joint Venture Agreements means any one or more of:
(a)	the Integra Joint Venture Agreement;

(b)	the Isaac Plains Joint Venture Agreement;

(c)	the Carborough Downs Joint Venture Agreement;

(d)	the Bowen Central Coal Joint Venture Agreement;

(e)	the Broadlea Coal Joint Venture Agreement; and

(f)	the Glennies Creek Joint Venture Agreement.
Joint Venture Debts means:
(a)	the financial obligations of AMCI (GC) Pty Ltd and Maitland Main Collieries Pty Ltd respectively in respect of the financing of the Integra Joint Venture under the Tranche A Subscription Agreement, the Revolving Loan Facility Agreement and the Letters of Credit Facility Agreement each dated 6 August 2006;

(b)	the financial obligations of AMCI (IP) Pty Ltd under the Syndicated Multi-Option Facility Agreement for the financing of the Isaac Plains Joint Venture between AMCI (IP) Pty Ltd, IP Coal Pty Ltd, BOS international (Australia) Limited (ACN 066 601 250) and BWA Custodians Limited (ACN 009 413 852);

(c)	the 75% interest of AMCI (CQ) Pty Ltd and the 5% interest of Nebo Central Coal Pty Ltd in the financial obligations undertaken on their behalf respectively by Carborough Downs Coal Management as manager of the Carborough Downs Joint Venture under the Carborough Downs Lease Financing dated 19 January 2006 and arranged by Meridian International Capital Limited;

(d)	the 75% interest of AMCI (CQ) Pty Ltd and the 5% interest of Nebo Central Coal Pty Ltd in the financial obligations undertaken on their behalf respectively by Carborough Downs Coal Management Pty Ltd as manager of the Carborough Downs Joint Venture under the

FRC Share Sale Agreement
Bank Guarantee Facility dated 9 October 2006 made available by Investec Bank (Australia) Limited (ACN 071 292 594);

(e)	the 75% interest of AMCI (CQ) Pty Ltd and the 5% interest of Nebo Central Coal Pty Ltd in the financial obligations undertaken on their behalf respectively by Carborough Downs Coal Management Pty Ltd as manager of the Carborough Downs Joint Venture from the AMCI Vendor; and

(f)	the financial obligations of each of the Company, AMCI (CQ) Pty Ltd and Nebo Central Coal Pty Ltd to Australia and New Zealand Banking Group Limited (ACN 005 537 522) arising pursuant to a facility agreement dated 20 January 2006 between Australia and New Zealand Banking Group Limited and the Company as amended by a letter from Australia and New Zealand Banking Group Limited dated 29 March 2006 to the Company.
Key Employees means:
(a)	Brian MacDonald;

(b)	Anne McIntyre;

(c)	Steve Pilcher;

(d)	Alan Payne;

(e)	Andy Mifflin;

(f)	Michael Mapp;

(g)	Patrick Kelly;

(h)	Julian Hoskin;

(i)	Sean Egan;

(j)	Neil Brown;

(k)	Brett Maff; and

(l)	Mark Tzannes.
Law means any statute, regulation, order, rule, subordinate legislation or other document enforceable under any statute, regulation, rule or subordinate legislation.

Liabilities means Claims, losses, liabilities, costs or expenses of any kind and however arising, including penalties, fines and interest and including those which are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable.

Marketing Agency Contracts means:
(a)	the Moorvale Marketing Agency Agreement dated 12 September 2003 between Australian Premium Coals Pty Ltd as Marketing Manager, AMCI Australia Pty Ltd as Marketer and the participants in the Moorvale Joint Venture; and

(b)	the Coppabella Marketing Agency Agreement dated 12 September 2003 between Australian Premium Coals Pty Ltd as Marketing Manager, AMCI Australia Pty Ltd as Marketer and the participants in the Coppabella Joint Venture.
Material Contract means:
(a)	the Joint Venture Agreements; and

FRC Share Sale Agreement
(b)	any Contract involving gross revenue or gross expenditure exceeding $2.5 million to which a Group Member is a party other than the Excluded Assets.
MDA Investment Contract means the agreement dated 1 August 2003 between the Company, AMCI Australia Pty Ltd, KT Subsidiary Pty Ltd (formerly Macarthur Coal Pty Ltd), MDA Administration Pty Ltd (formerly Macarthur Administration Pty Ltd) and MDA Investments Pty Ltd.

Mining Tenements means the interest of the relevant Group Member in the mining leases, coal leases, exploration permits, exploration licences, mineral development licences and applications, specified in schedule 3 (together with any extensions, renewals, conversions, substitutions, modifications or variations thereof).

NH2 means NH2 Pty Ltd (ACN 097 547 969) of Level 22, Riverside Centre, 123 Eagle Street, Brisbane, Queensland, Australia.

NH2 Purchase Price means the Purchase Price as defined in the NH2 Sale Agreement, being $8 million.

NH2 Sale Agreement means the agreement between the NH2 Share Vendor, the Purchaser and the Guarantor for the sale of the NH2 Shares executed or to be executed contemporaneously with the execution of this Agreement.

NH2 Shares means the 726,621 ordinary shares in the capital of NH2 together with the benefit of all rights (including dividend rights) attached or accruing to those shares.

NH2 Share Vendor means AMCI International AG of Gersaverstrasse 21, Brunnen, Switzerland.

NH2 Warranties means the Warranties given by the NH2 Share Vendor as defined and contained in the NH2 Sale Agreement.

Notarial Transfer Deed means the notarial deed executed before Paul Hubertus Quist or another civil law notary authorised in Amsterdam, The Netherlands agreed by the FRC Vendor and the Purchaser or one of their respective legal substitutes, pursuant to which the FRC Shares are transferred.

Note Holder means Australian Coal Inter Holdings (NL) 1 B.V. of Fred Roeskestraat 123, 1076EE, Amsterdam, The Netherlands.

Notes means the 4,900,000 convertible notes of the Company owned by the Note Holder.

Notional Purchase Price means the amount calculated in accordance with the following formula:
FRC Vendor’s Proportion x Total Purchase Price
Officer means, in respect of a body corporate, a director, company secretary, assistant secretary, chief executive officer, chief financial officer or general manager of that body corporate.

Permitted Security Interest means:
(a)	a charge or lien arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien;

(b)	any mechanics’, workmen’s or other like lien arising in the ordinary course of business;

(c)	any retention of title arrangement undertaken in the ordinary course of day-to-day trading;

(d)	securities securing the Joint Venture Debts;

FRC Share Sale Agreement
(e)	securities securing the Corporate Debt; and

(f)	securities securing any bank guarantee facility in relation to a bank guarantee provided for the benefit of a Joint Venture.
Pollution has the meaning given to pollution in the Protection of the Environment Operations Act 1997 (NSW).

Pre-Completion Returns has the meaning given to that term in clause 13.1(a)(i).

Proforma Balance Sheet means the Balance Sheet less the Excluded Subsidiaries as contained in the Data Room (Document Number S3.1.2 in Volume 1 of the AMCI General Supplementary Data Room No. 1).

Promissory Note has the meaning given in clause 9.6(a).

Purchase Price means the amount calculated in accordance with the following formula:
49% (being the FRC Vendor’s Proportion) x (Total Purchase Price – NH2 Purchase Price – Completion Debt).
Purchaser Group means the Purchaser and its respective Related Bodies Corporate (including the Note Holder after Completion and Group Members after completion of the AMCI Sale Agreement).

Purchaser Warranties means the representations and warranties set out in schedule 6.

Related Body Corporate has the meaning given to related body corporate in the Corporations Act.

Representatives means, in relation to a person, its:
(a)	Officers, employees and agents;

(b)	legal, accounting, financial, technical and other professional advisers and consultants, including industry consultants;

(c)	financiers; and

(d)	any other person acting on behalf of that person in relation to a transaction contemplated by the Transaction Documents.
Return means, in relation to any Tax or Duty, any return, statement, calculation sheet or other document required to be filed with a Taxation Authority.

RHA Pastoral has the meaning given to that term in the Implementation Agreement.

RHA Pastoral Warranty has the meaning given to that term in the Implementation Agreement.

Shares means the AMCI Shares, the FRC Shares and the NH2 Shares.

Security Holders Agreement means the Security Holders Agreement dated 21 February 2005 between the AMCI Vendor, the Note Holder, the Company, the NH2 Share Vendor and FRC Southern Cross Coal Holdings, LLC.

Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind or any other right of, or arrangement with, any creditor to have its claim satisfied in priority to other creditors with, or from the proceeds of, any asset but does not include a Permitted Security Interest. It includes retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security but it excludes a charge or lien

FRC Share Sale Agreement
arising in favour of a Governmental Agency by operation of statute unless there is default in payment of money secured by that charge or lien.

Specified Clauses means 1, 11, 13, 21, 22 and 24.

Straddle Returns has the meaning given to that term in clause 13.1(a)(ii).

Subsidiaries means the entities specified in schedule 1.

Tax means any Income Tax, land tax, sales tax, payroll tax, fringe benefits tax, group tax, withholding tax, customs duties, excise duties, franking deficits tax, stamp duty, GST, VAT or other value added tax of a similar nature, debits tax, financial institutions duty or any other taxes or duties imposed in Australia or The Netherlands by any government or governmental taxation agency (including fines, additional tax, interest or penalties).

Taxable Supply has the meaning given by the GST Law excluding the reference to section 84-5 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Tax Act means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth).

Taxation Authority means a Governmental Agency authorised by law to impose, collect or otherwise administer any Tax or Duty.

Tax Period means:
(a)	in relation to Income Tax, a financial year or other period of 12 months in respect of which Income Tax is payable, or any period in lieu thereof; or

(b)	in relation to any other Tax, a period in respect of which that Tax is payable.
Tenement Warranties means the warranties given by the FRC Vendor in paragraphs 68, 69 and 70 of schedule 7.

Third Party Claim means a Claim against a member of the Company Group or Purchaser Group by a third party which, if successful, would result in a breach of any Warranty.

Third Party Payable means the amounts referred to in schedule 9.

Title Warranties means the warranties given by the FRC Vendor in paragraphs 3, 4, 11, 12, and 19 to 33 (inclusive) of schedule 7.

Total Purchase Price means:
(a)	$835 million; or

(b)	$830 million if, on or before 5 days before the FRC Completion Date, the Xstrata Disputes are not resolved by the execution of a final settlement agreement on terms consistent with the In Principle Agreement.
Transaction Documents means this Agreement, the AMCI Sale Agreement and the NH2 Sale Agreement and any documents entered into by any parties to any of those agreements in connection with the transactions contemplated by any of those agreements.

Transferees has the meaning given to that term in the AMCI Sale Agreement.

Vendors means the AMCI Vendor, the FRC Vendor and the NH2 Share Vendor.

Warranties means the statements made in schedule 7.

FRC Share Sale Agreement
Warranty Claim means a Claim against the FRC Vendor for breach of any of the Warranties.

WestIron and Belvedere Purchase Price means:
(a)	the purchase price payable by AMCI (WA) Pty Ltd to the Company for the sale of the shares in WA Resources Pty Ltd; and

(b)	the purchase price payable by AMCI (SEQ) Pty Ltd to the Company for the sale of the shares in AMCI (BP) Pty Ltd.
Xstrata Disputes means:
(a)	proceedings 50007/07, 50050/06, 5169/05, 40016/06, and 41104/05 in the Supreme Court of New South Wales, including Court of Appeal;

(b)	proceedings 5358/06 in the High Court of Australia; and

(c)	proceedings 41104/05 in the Land and Environment Court.
1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.
(a)	The singular includes the plural, and the converse also applies.

(b)	A gender includes all genders.

(c)	If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a corporation, trust, partnership, unincorporated body or other entity, whether or not it comprises a separate legal entity.

(e)	A reference to a clause or schedule is a reference to a clause of or a schedule of this Agreement.

(f)	A reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document.

(g)	A reference to writing includes any method of representing or reproducing words, figures, drawings, or symbols in a visible or tangible form.

(h)	A reference to a party to this Agreement or another agreement or document includes the party’s successors, permitted substitutes and permitted assigns (and, where applicable, the party’s legal personal representatives).

(i)	A reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(j)	A reference to dollars and $ is to Australian currency.

(k)	a reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and severally.

(l)	A reference to a party using its best endeavours or reasonable endeavours does not include a reference to that party paying money in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs,

FRC Share Sale Agreement
including costs of advisers, to procure the relevant thing) or in circumstances that are commercially onerous or unreasonable in the context of this Agreement or providing other valuable consideration to or for the benefit of any person or agreeing to commercially onerous or unreasonable conditions (and an obligation on a party to use its best endeavours or reasonable endeavours does not oblige that party to pay money in the form of an inducement or consideration to a third party to procure something (other than the payment of immaterial expenses or costs, including costs of advisers, to procure the relevant thing) or in circumstances that are commercially onerous or unreasonable in the context of this Agreement or provide other valuable consideration to or for the benefit of any person or to agree to commercially onerous or unreasonable conditions).

(m)	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

(n)	Nothing in this Agreement is to be interpreted against a party solely on the ground that the party put forward this Agreement or any part of it.
1.3	Knowledge and awareness as to Warranties

Certain statements made in schedule 7 are given and made by the FRC Vendor only on the basis of its knowledge and awareness. For the purposes of this Agreement, the FRC Vendor’s knowledge and awareness is limited to the actual knowledge and awareness of the FRC Vendor, having made reasonable enquiries of the Key Employees.

1.4	Consents or approvals

If the doing of any act, matter or thing under this Agreement is dependent on the consent or approval of a party or is within the discretion of a party, the consent or approval may be given or the discretion may be exercised conditionally or unconditionally or withheld by the party in its absolute discretion.

1.5	Method of payment

All payments required to be made under this Agreement must be tendered by way of direct transfer of immediately available funds to the bank account nominated in writing by the party to whom the payment is due and by not later than 2pm Brisbane time on the due date for payment. Any payment tendered under this Agreement after 2pm Brisbane time on any date will be taken to have been made on the next succeeding Business Day (the deemed payment date) after the date on which payment was tendered, and if the deemed payment date is after the relevant due date for payment, interest will accrue under clause 1.6 accordingly.

1.6	Interest on amounts payable

If any party fails to pay any amount payable by it under or in accordance with this Agreement (including the Purchase Price) that party must, if demand is made, pay simple interest on that amount from the due date for payment until that amount is paid in full at the rate per annum which is the sum of the Interest Rate on the date on which the payment was due, plus a margin of 3%, calculated daily. The right to require payment of interest under this clause is without prejudice to any other rights the non-defaulting party may have against the defaulting party at law or in equity.

FRC Share Sale Agreement
2.	Conditions Precedent

2.1	Conditions precedent

Clauses 3 and 9 will not bind the parties and Completion will not proceed unless and until the following conditions (the Conditions Precedent) are fulfilled in accordance with this Agreement prior to or at Completion:
(a)	execution of the AMCI Sale Agreement;

(b)	the Taxation Authority of the Kingdom of the Netherlands ruling that no Dutch corporate income tax is payable on conversion, an actual sale or a deemed sale, occurring as a result of any change in residence for tax purposes of the Noteholder from The Netherlands, of the Notes;

(c)	the Treasurer of the Commonwealth of Australia:
(i)	ceases to be empowered to make an order under Part II of the Foreign Acquisitions and Takeovers Act 1975 (Cth) in respect of the acquisition contemplated by this Agreement; or

(ii)	gives the Purchaser advice in writing of a decision by the Treasurer that the Commonwealth Government has no objection to the acquisitions contemplated by this Agreement and the AMCI Sale Agreement, whichever first occurs; and

(d)	subject to clause 2.2, each financier under the Joint Venture Debt and the Corporate Debt consents to any relevant change of control or ownership resulting from the entry into or Completion of this Agreement, the AMCI Sale Agreement and the NH2 Sale Agreement.
2.2	Financing Condition Precedent
(a)	In respect of a relevant change of control referred to in clause 2.1(d), within 5 days of the date of signing this Agreement and the AMCI Sale Agreement, the FRC Vendor must approach or procure that the AMCI Vendor or the Company approaches as required each relevant financier under the Joint Venture Debt and the Corporate Debt to seek that financier’s consent to the relevant change of control.

(b)	If, within 26 days after the date of signing this Agreement, a relevant financier has not consented to the relevant change of control, then:
(i)	the AMCI Vendor must immediately give a notice to the relevant financier electing to make early repayment of the relevant Joint Venture Debt or Corporate Debt on Completion and provide a copy of that notice to the Purchaser;

(ii)	the Condition Precedent contained in clause 2.1(d) is deemed to be waived by the FRC Vendor and the Purchaser in respect of the relevant Joint Venture Debt or Corporate Debt; and

(iii)	on Completion the Purchaser must pay or put the Company in funds to pay and procure that the Company pays to the relevant financier the amount required to fully discharge the relevant Joint Venture Debt or Corporate Debt on Completion.

FRC Share Sale Agreement
2.3	Parties must co-operate

Each party must co-operate with the other and do all things reasonably necessary to procure that the Conditions Precedent are fulfilled.

2.4	Specific obligations of co-operation

Without limiting the generality of clause 2.3:
(a)	each party must make all necessary and appropriate applications and supply all necessary and appropriate information for the purpose of enabling the Conditions Precedent to be fulfilled;

(b)	no party may withdraw or procure the withdrawal of any application made or information supplied under paragraph (a) of this clause 2.4;

(c)	no party may take any action that would or would be likely to prevent or hinder the fulfilment of the Conditions Precedent; and

(d)	each party must:
(i)	supply to the other party copies of all applications made and all information supplied for the purpose of enabling the Conditions Precedent to be fulfilled;

(ii)	keep the other party informed in a timely manner of the status of any discussions or negotiations with relevant third parties regarding the Conditions Precedent; and

(iii)	promptly notify the other party on becoming aware of the fulfilment of any Condition Precedent or of any Condition Precedent becoming incapable of being fulfilled.
2.5	Waiver
(a)	The FRC Vendor and the Purchaser may agree to waive the Condition Precedent contained in clause 2.1(a).

(b)	The Condition Precedent contained in clause 2.1(c) cannot be waived.

(c)	The Purchaser may waive the Conditions Precedent contained in clauses 2.1(b) and 2.1(d).
2.6	Termination before completion

If:
(a)	any of the Conditions Precedent other than the Condition Precedent in clause 2.1(d) are not fulfilled by the Backstop Date;

(b)	any consent or approval required under the Condition Precedent in clause 2.1(c) is granted on terms that are not acceptable on the basis that, in the reasonable opinion of either the FRC Vendor or the Purchaser, the terms, if accepted, would cause a material adverse change in the assets, liabilities, financial position or profitability of the Company Group having the effect of reducing the enterprise value of the Company Group by at least $50 million; or

(c)	the FRC Vendor or the Purchaser become aware that a Condition Precedent other than the Condition Precedent in clause 2.1(d) cannot be satisfied by the Backstop Date and the

FRC Share Sale Agreement
parties cannot agree to waive the Condition Precedent or the Condition Precedent cannot be waived, then either party may terminate this Agreement by notice to the other party (provided that the party seeking to terminate this Agreement has complied with its obligations under clauses 2.3 and 2.4).

2.7	Effect of Termination

If this Agreement is terminated under clause 2.6, except for this clause and the Specified Clauses, this Agreement will be null and void and of no effect.

2.8	Effect of Conditions Precedent

Notwithstanding clause 12.2, the parties acknowledge that the Purchaser:
(a)	will not have any legal or equitable interest in the FRC Shares; and

(b)	will not be entitled, and otherwise waives any right, to seek an order for specific performance of this Agreement, unless and until the Conditions Precedent have been satisfied or waived and that until such time the Purchaser’s sole remedy for any failure by the FRC Vendor to comply with any term of this Agreement is damages.

2.9	Automatic termination

If the AMCI Sale Agreement is terminated prior to Completion for any reason, then this Agreement is automatically terminated with effect on the date of termination of the AMCI Sale Agreement.

3.	Novation

The parties acknowledge and agree that it is the intention of the Purchaser to novate this Agreement to an entity to be incorporated and that following incorporation of that entity the parties will enter into a novation deed whereby:
(a)	all of the Purchaser’s rights and obligations under this Agreement, both before and after the date of novation, but not including the Purchaser’s rights and obligations in its capacity as Guarantor and the rights under this clause 3, are novated to that new entity; and

(b)	under the novated agreement, the Guarantor guarantees the obligations of the new entity as purchaser under the novated agreement on the same terms as the guarantee in clause 23.
4.	Sale and Purchase

4.1	Sale and purchase

The FRC Vendor as legal and beneficial owner sells the FRC Shares free from all Security Interests and the Purchaser buys the FRC Shares on the terms set out in this Agreement.

FRC Share Sale Agreement
4.2	Title and property

Title to and property in the FRC Shares remains solely with the FRC Vendor until Completion and, subject to the provisions of this Agreement, passes to the Purchaser with effect from Completion, through the execution of the Notarial Transfer Deed.

5.	Price and Payment

The Purchase Price must be paid by the Purchaser to the FRC Vendor on the Completion Date in accordance with clause 9.6.

6.	Purchaser Warranties and Guarantor Warranties

6.1	Purchaser Warranties

The Purchaser represents and warrants to the FRC Vendor that, as at the date of this Agreement, each of the Purchaser Warranties is correct.

6.2	Guarantor Warranties

The Guarantor represents and warrants to the FRC Vendor that, as at the date of this Agreement, each of the Guarantor Warranties is correct.

6.3	Continued operation

The Purchaser Warranties and the Guarantor Warranties will remain in full force and effect after the Completion Date despite Completion.

7.	FRC Vendor Warranties

7.1	Warranties

The FRC Vendor represents and warrants to the Purchaser that, except as provided in this Agreement or consented to by the Purchaser in writing, each of the Warranties is correct in all material respects.

7.2	Other Warranties and conditions excluded

Except as expressly set out in this Agreement, all terms, conditions, warranties and statements, (whether express, implied, written, oral, collateral, statutory or otherwise) are excluded to the maximum extent permitted by law and, to the extent they can not be excluded, the FRC Vendor disclaims all Liability in relation to them to the maximum extent permitted by law.

7.3	When Warranties given

Each of the representations and warranties given under clause 7.1:
(a)	is, unless expressly stated at a specific time, given as at the date of this Agreement;

(b)	is, unless expressly stated at a specific time, repeated as at the time immediately before Completion except to the extent that prior to Completion, the Warranty (other than a Title Warranty) becomes incorrect solely:

FRC Share Sale Agreement
(i)	because of the act or omission of a person other than a member of the FRC Vendor Group; or

(ii)	because of circumstances arising after the date of this Agreement that are beyond the reasonable control of members of the FRC Vendor Group; or

(iii)	in relation to Warranties made by the FRC Vendor on the basis of its knowledge or awareness, because of facts, matters and circumstances that were not within the actual knowledge or awareness of the FRC Vendor at the date of this Agreement;
(c)	is not given at any other time; and

(d)	will remain in full force and effect after the Completion Date despite Completion, subject to the limitations on survival in clauses 7.5(a) and 7.10.
7.4	Disclosures

Each of the Warranties is given subject to the facts, matters and circumstances disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material and the FRC Vendor is not liable (whether by way of damages or otherwise) for any Warranty Claim to the extent that the breach is based on any fact, matter or circumstance:
(a)	provided for in the Transaction Documents;

(b)	disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material;

(c)	relating to any Liability to the extent disclosed in or otherwise reasonably identifiable or reasonably determinable from the Disclosure Material;

(d)	relating to any Liability to the extent that there is a provision or reserve for that Liability specifically, or for Liabilities generally of that type or nature, in the Company Balance Sheet;

(e)	which, at the date of this Agreement, is within the actual knowledge of any of the Combined Purchasers or any of their Representatives or which ought reasonably to have been known by any of the Combined Purchasers or any of their Representatives having regard to their actual knowledge and experience and the matters of which any of the Combined Purchasers could reasonably have expected to be informed by their Representatives; or

(f)	which would have been disclosed to any of the Combined Purchasers had any of the Combined Purchasers conducted searches prior to the date of this Agreement of records open to public inspection in Australia or The Netherlands (including records maintained by ASIC, any Land Titles office or any other Governmental Agency).
In this clause 7.4, otherwise reasonably identifiable or reasonably determinable in relation to a fact, matter, circumstance or Liability means reasonably likely to result in a prudent prospective purchaser for value of a business of the type conducted by the Company Group, that has conducted a thorough examination of the Disclosure Material by and through its suitably qualified Representatives, acting competently, professionally and collaboratively, becoming aware of, or being put on notice of, or being reasonably directed to a chain of inquiry into, the relevant fact, matter, circumstance or Liability.

FRC Share Sale Agreement
For the purposes of paragraph (e), the Combined Purchasers are not imputed with the knowledge of any information that any Representative of the Combined Purchasers is not permitted, by law or under confidentiality obligations binding on the relevant Representative, to disclose to the Combined Purchasers.

7.5	Conditions of payment and Claims for breach

Despite any other provision of this Agreement each of the following applies in respect of this Agreement.
(a)	(Notice of Claims) The FRC Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty unless a Warranty Claim is made in writing by the Purchaser (setting out full details including details of the fact, circumstance or matter giving rise to the breach, the nature of the breach and the Purchaser’s calculation of the loss suffered) as soon as reasonably practicable after the Purchaser becomes aware of the fact, circumstance or matter on which the Warranty Claim is based and, in any event, on or before the date which is two years after the Completion Date.

(b)	(Maximum FRC Vendor liability for individual breach) The maximum amount that the Purchaser may recover from the FRC Vendor (whether by way of damages or otherwise) for breach of a Warranty (other than a Title Warranty) in respect of a breach, or a series of breaches relating to the same or substantially similar facts, matters or circumstances, is an amount equal to the FRC Vendor’s Proportion of the total amount of the actual loss suffered by the Purchaser as a result of those same or substantially similar facts, matters or circumstances.

(c)	(Maximum aggregate FRC Vendor liability) Subject to paragraphs (d) and (e), the maximum aggregate amount that the Purchaser may recover from the FRC Vendor (whether by way of damages or otherwise) for breaches of the Warranties is an amount equal to the Notional Purchase Price provided that the maximum aggregate amount that the Purchaser may recover from the FRC Vendor (whether by way of damages or otherwise) for breaches of:
(i)	the Title Warranties, is an amount equal to the Notional Purchase Price;

(ii)	the Tenement Warranties, is an amount equal to 50% of the Notional Purchase Price; and

(iii)	all other Warranties, is an amount equal to 30% of the Notional Purchase Price.
(d)	(Maximum aggregate Vendors’ liability) The maximum aggregate amount that the Combined Purchasers may recover from the Vendors (whether by way of damages or otherwise) for breaches of the Warranties, the AMCI Warranties and the NH2 Warranties is an amount equal to the Total Purchase Price.

(e)	(Vendor aggregate thresholds) The FRC Vendor is not liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty:
(i)	unless the total amount finally adjudicated or agreed against:
(A)	the FRC Vendor under this Agreement; and

FRC Share Sale Agreement
(B)	if the fact, circumstance or matter giving rise to the breach also gives rise to a breach of an AMCI Warranty or an NH2 Warranty, against the AMCI Vendor under the AMCI Sale Agreement and the NH2 Share Vendor under the NH2 Sale Agreement, in respect of the breach, or a series of breaches relating to the same or substantially similar facts, matters or circumstances exceeds $2.5 million; and

(ii)	until:
(A)	the total of all amounts finally adjudicated or agreed against the FRC Vendor under this Agreement in respect of breaches of the Warranties, that would, but for this paragraph (ii), be payable under paragraph (i), exceeds the FRC Vendor’s Proportion of $25 million; and

(B)	the total of all amounts finally adjudicated or agreed against the Vendors under this Agreement, the AMCI Sale Agreement and the NH2 Sale Agreement in respect of breaches of the Warranties, the AMCI Warranties and the NH2 Warranties, that would, but for this paragraph (ii), be payable under paragraph (i), clause 6.5(e)(i) of the AMCI Sale Agreement and clause 6.5(e)(i) of the NH2 Sale Agreement, exceeds $25 million, in which event the Purchaser is entitled to recover from the FRC Vendor all amounts finally adjudicated or agreed against the FRC Vendor and payable under paragraph (i).
(f)	(Excluded Data Room Documentation) The FRC Vendor does not give any representation or warranty in relation to any fact, matter or circumstance relating to the Excluded Data Room Documentation.

(g)	(Camberwell Warranties) Without limiting paragraph (f), the FRC Vendor does not give any representation or warranty in relation to any fact, matter or circumstance relating to the documentation and information contained in the Data Room Documentation provided to the Purchaser on the CD titled ‘Camberwell Coal Project (Pre-Integra Implementation) Data Room Information Dated 5 January 2007‘, it being noted that under the Implementation Agreement the Group Members who are GCJV Participants are entitled to the benefit of the CCJV Warranties, CCPL Warranties and the RHA Pastoral Warranties from the CCJV Participants and RHA Pastoral in respect of that documentation and information.

(h)	(Actions of the Purchaser) The FRC Vendor’s Liability in respect of any breach of any Warranty will be reduced or extinguished (as the case may be) to the extent that the breach has arisen as a result of any act or omission after Completion by or on behalf of the Purchaser Group in breach of their respective obligations under the Transaction Documents.

(i)	(Actions of the FRC Vendor) The FRC Vendor’s Liability in respect of any breach of any Warranty will be reduced or extinguished (as the case may be) to the extent that the breach has arisen as a result of any act or omission by or on behalf any Vendor or the Company Group in accordance with standard mining and resources industry practice (where such practice exists) or (where such practice does not exist) in accordance with any Vendor’s or

FRC Share Sale Agreement
the Company Group’s lawful practice in the ordinary course of business or where the Purchaser has requested or consented to that act or omission in writing, or is taken under clause 8 to have consented to, that act or omission.

(j)	(Credit) If, after the FRC Vendor has made any payment to the Purchaser for any breach of any Warranty, a member of the Purchaser Group receives any benefit or credit by reason of matters to which the breach relates then the Purchaser must immediately repay to the FRC Vendor a sum corresponding to the amount of the payment or (if less) the amount of the benefit or credit.

(k)	(Change in law or interpretation) The FRC Vendor will not be liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty:
(i)	where the breach is as a result of any legislation not in force at the date of this Agreement including legislation which takes effect retrospectively;

(ii)	where the breach is as a result of or in respect of a change in the judicial interpretation of the law in any jurisdiction after the date of this Agreement; or

(iii)	where the breach is as a result of or in respect of a change in the administrative practice of any Governmental Agency after the date of this Agreement including any change which takes effect retrospectively.
(l)	(Recovery under any other right) The FRC Vendor will not be liable to make any payment (whether by way of damages or otherwise) for any breach of any Warranty to the extent that a member of the Purchaser Group:
(i)	recovers from a person (other than the FRC Vendor, or the AMCI Vendor under the AMCI Warranties, or the NH2 Vendor under the NH2 Warranties) in respect of any loss or damage arising out of the breach whether by way of contract, indemnity or otherwise; or

(ii)	without limiting sub-paragraph (i), recovers under any claim of indemnity against any loss or damage suffered arising out of the breach or claim under the terms of any insurance policy of, or applicable to, the Purchaser Group (or would have been entitled to so recover if the Purchaser Group had maintained in force insurance policies in relation to the Company Group that existed at Completion); and
in each case, prior to making any Warranty Claim against the FRC Vendor, the relevant member of the Purchaser Group must make a Claim from that person, or under that insurance policy, as the case may be, for the amount of such loss or damage, and use all actions reasonably necessary to pursue the Claim, where there is a reasonable likelihood of success.

(m)	(No consequential loss) The FRC Vendor will not be liable to make any payment (whether by way of damages or otherwise) to the Purchaser for any indirect loss (including economic loss or loss of profits) or any special, consequential or incidental losses however arising.

FRC Share Sale Agreement
7.6	Acknowledgments

Each of the Purchaser and the Guarantor acknowledges and agrees that:
(a)	it has knowledge and experience in financial and business matters and resources exploration, mining, processing and marketing, it is capable of evaluating the merits and risks associated with the purchase of the FRC Shares and the transactions contemplated by the Transaction Documents, it is aware of the actual and potential risks that are generally known within the coal mining industry and the Australian mining and resources industry generally and, it has relied on its own judgement and evaluation, and that of its Representatives, of the Disclosure Material and on its own inspection and appraisal, and that of its Representatives, of the Shares and the assets and operations of the Company Group;

(b)	except as expressly set out in this Agreement, neither the FRC Vendor nor any of its Representatives have made any representation, given any advice or given any warranty or undertaking, promise or forecast of any kind in relation to the Shares, the Company, the Subsidiaries, the assets and operations of the Company Group, the Disclosure Material or this Agreement;

(c)	without limiting paragraph (b), no representation, no advice, no warranty, no undertaking, no promise and no forecast is given in relation to:
(i)	any economic, fiscal or other interpretations or evaluations by the FRC Vendor or any of its Representatives or any other person;

(ii)	any future matters, including future or forecast costs, prices, revenues or profits;

(iii)	the principles to be applied by any Governmental Agency with respect to the regulation of the mining and resources industry or any part of it and, in particular, matters affecting revenue, prices and charges and service levels; and

(iv)	the regulation of the mining and resources industry or any part of it (including any act or omission by any Governmental Agency);
(d)	without limiting paragraphs (b) or (c), and except for the Warranties, no statement or representation:
(i)	has induced or influenced the Purchaser to enter into this Agreement or agree to any or all of its terms;

(ii)	has been relied on in any way as being accurate by the Purchaser;

(iii)	has been warranted to the Purchaser as being true; or

(iv)	has been taken into account by the Purchaser as being important to the Purchaser’s decision to enter into this Agreement or agree to any or all of its terms; and

FRC Share Sale Agreement
(e)	the Vendors have provided it with access to all categories of information which the Purchaser considers necessary to enable it to make an informed decision to enter this Agreement or agree to any of this terms (including the opportunity to make inquiries of, and receive responses from, the Vendors in relation to or in connection with such information) and the Purchaser has competently and diligently carried out all relevant investigations and has examined and acquainted itself concerning:
(i)	the contents, correctness and sufficiency of the Disclosure Material;

(ii)	all information which is relevant to the risks, contingencies and other circumstances which could affect its decision to enter into this Agreement; and

(iii)	all amounts payable by the parties under this Agreement.
7.7	Release

To the maximum extent permitted by law, the Purchaser releases each Indemnified Party from, and agrees not to make and waives any right it might have to make, any Claim against any Indemnified Party in relation to anything referred to in paragraphs (b), (c) or (d) of clause 7.6 and will procure that each member of the Purchaser Group and their respective Representatives so release and agree not to make and waive all such Claims, provided that nothing in this clause has the effect of releasing the FRC Vendor from any Liability for breach of a Warranty or any other express Liability of the FRC Vendor under this Agreement. The FRC Vendor holds on trust for each other Indemnified Party the benefit of this clause to the extent that this clause applies to those other Indemnified Parties and is entitled to enforce this clause on behalf of the other Indemnified Parties.

7.8	Statutory actions

To the maximum extent permitted by law and without limiting clause 7.7, the Purchaser agrees not to make and waives any right it might have to make any Warranty Claim against the Indemnified Parties, whether in respect of the Warranties or otherwise, under:
(a)	Part 7.10 of the Corporations Act;

(b)	the Australian Securities and Investments Commission Act 2001 (Cth) in connection with a breach of section 12DA of that Act;

(c)	the Trade Practices Act 1974 (Cth) in connection with a breach of Part V of that Act;

(d)	the Fair Trading Act 1989 (Qld) in connection with a breach of section 38 of that Act;

(e)	the Fair Trading Act 1987 (NSW) in connection with a breach of section 42 of that Act, or any corresponding or similar provision of any Australian State or Territory legislation or any similar provision of any legislation in any relevant jurisdiction or any other applicable laws.

7.9	Dealing with Warranty breach after Completion

If the Purchaser becomes aware after Completion of any fact, circumstance or matter which constitutes or could (whether alone or with any other possible fact, circumstance or matter) constitute a breach of any Warranty, including a Third Party Claim, the Purchaser must do each of the following:
(a)	as soon as possible, give the FRC Vendor full details including details (including material documents) of the fact, circumstance or matter giving rise to the breach (or possible

FRC Share Sale Agreement
breach), the nature of the breach and, to the extent possible, the Purchaser’s calculation of the loss suffered or likely to be suffered;

(b)	not make, and procure that no member of the Purchaser Group makes, any admission of Liability, agreement or compromise with any person in relation to any such fact, circumstance or matter without first consulting with and obtaining the approval of the FRC Vendor;

(c)	in respect of a breach (or possible breach) other than a Third Party Claim, take, and procure that each member of the Purchaser Group takes, reasonable steps to mitigate any loss which may give rise to a Liability of the FRC Vendor under any Warranty;

(d)	in respect of Third Party Claims, provided that the FRC Vendor acknowledges its liability to the Purchaser for breach of the relevant Warranty should the Third Party Claim be successful:
(i)	give, and procure that each member of the Purchaser Group gives, to the FRC Vendor (at the FRC Vendor’s cost and expense and with the right to select its own counsel) joint conduct and control of all action taken by the Purchaser Group to defend that Third Party Claim (unless the Claim is covered by insurance, in which case, the defence may be conducted by the insurer);

(ii)	at the FRC Vendor’s expense, give and procure that each member of the Purchaser Group gives, all assistance that the FRC Vendor may reasonably require in relation to any action taken or proposed to be taken by the FRC Vendor to defend a Third Party Claim, including by giving the FRC Vendor and its Representatives reasonable access to:
(A)	the personnel and premises of the Purchaser Group; and

(B)	relevant chattels, accounts, documents and records within the possession, custody or power of the Purchaser Group, to enable the FRC Vendor and its Representatives to examine the personnel, premises, chattels, accounts, documents and records and to take copies or photographs of them; and

(iii)	at the FRC Vendor’s expense, take, and procure that each member of the Purchaser Group takes reasonable steps to mitigate any loss arising in connection with the Third Party Claim, and all action in good faith and with due diligence as the FRC Vendor may request to avoid, remedy or mitigate any loss arising in connection with the Third Party Claim, including legal proceedings and disputing, defending, appealing or compromising any Third Party Claim and any adjudication of it.
7.10	Proceedings in respect of a Warranty Claim

Unless the FRC Vendor otherwise agrees, any Warranty Claim by the Purchaser will be taken to be waived or withdrawn and will be barred and unenforceable (if such Warranty Claim has not been previously satisfied, settled or withdrawn) unless legal proceedings in respect of the Warranty Claim have been issued and served on the FRC Vendor in relation to the breach of Warranty within 6 months of the service of the notice of such Warranty Claim on the FRC Vendor and for this

FRC Share Sale Agreement
purpose legal proceedings will not be deemed to have been commenced unless they have been properly issued and validly served upon the FRC Vendor.

7.11	Taxation offset

In calculating the Liability of the FRC Vendor for any breach of any Warranty or under the indemnities contained in any Transaction Document, account must be taken of any Tax or Duty benefit to the Purchaser or the Company Group as a result of the matter giving rise to such Liability (including the timing of the Purchaser or the Company Group’s likely utilisation of such Tax or Duty benefit).

7.12	Restructure of the Company Group or change in accounting policies

The FRC Vendor will not be liable for any breach of any Warranty to the extent that the breach would not have arisen but for any restructure or change in ownership of the Company Group after Completion or any change in the accounting policies of the Company Group after Completion.

7.13	Reduction of Purchase Price

Any monetary compensation or damages received by the Purchaser Group as a result of any breach by the FRC Vendor of any Warranty will be treated as a reduction and refund of the Purchase Price.

7.14	Notification of Warranty breach before Completion

If on or before Completion the Purchaser becomes aware of any material breach or potential material breach of any Warranty which has or may have a material adverse effect on the Company Group, the Purchaser must:
(a)	notify the FRC Vendor of this; and

(b)	without being required to consent to any delay in the Completion Date, allow the FRC Vendor a reasonable opportunity to remedy the breach or potential breach.

If, by the Completion Date, the FRC Vendor has not remedied the breach or potential breach or if the Purchaser does not, in its reasonable opinion, accept the result as a remedy:

(c)	in the case of a breach of a Title Warranty, either the FRC Vendor or the Purchaser may terminate this Agreement by giving notice to the other; and

(d)	in the case of a breach of any other Warranty where the breach would expose the FRC Vendor to a liability exceeding $50 million, the FRC Vendor may terminate this Agreement by giving notice to the Purchaser.
7.15	Remedies for breach of Warranty

The Purchaser acknowledges that, other than in respect of its right to terminate this Agreement under clause 7.14(c), its sole remedy for a breach of a Warranty is damages.

FRC Share Sale Agreement
8.	Obligations of the FRC Vendor Prior to the Completion Date

8.1	FRC Vendor’s obligations

Prior to Completion, except as contemplated by or disclosed in this Agreement or consented to by the Purchaser, the FRC Vendor must procure that:
(a)	except as contemplated by the Disclosure Material, the business of the Note Holder is conducted only in the ordinary course (but subject to the restrictions in this clause 8.1);

(b)	except as contemplated by the Disclosure Material, the Note Holder will not merge or consolidate with any other corporation or acquire all or substantially all of the shares or the business or assets of any other person, firm, association, corporation or business organisation, or agree to do any of the foregoing;

(c)	no change is made to the articles of association of the Note Holder;

(d)	the Note Holder will not reduce its share capital, or transfer an amount to its share capital account from any of its other accounts, or allot or issue any shares or any securities or loan capital convertible into shares, or purchase, redeem, retire or acquire any such shares or securities, or agree to do so, or sell or give any option, right to purchase, mortgage, charge, pledge, lien or other form of security or encumbrance over any such shares or securities;

(e)	the Note Holder will not declare or pay any dividend, or make any other distribution to shareholders of its assets, capital or profits;

(f)	except as contemplated by the Disclosure Material, the Note Holder will not:
(i)	enter into a material capital commitment or declare itself trustee of or encumber any assets or dispose of or deal with any assets or make any unusual or extraordinary expenditures;

(ii)	dispose of any fixed assets or grant any option or Security Interest (other than a Permitted Security Interest) over any of its fixed assets having a value in aggregate in excess of $2.5 million;

(iii)	acquire any fixed assets the cost of which in aggregate exceeds $2.5 million;

(iv)	enter into, assign, terminate, rescind or vary in any material respect (including by waiver) any Material Contract to which the Note Holder is a party, except:
(A)	where the termination of that Material Contract is for reason of a breach by another party to that Material Contract (in which case the FRC Vendor must consult with the Purchaser before any such right of termination is exercised by the Note Holder); or

(B)	where the Material Contract relates to the repair or replacement of assets in accordance with planned, routine or emergency programs;
(v)	provide any guarantee of the acts or omissions of any person;

(vi)	grant any power of attorney that does not expire on or before Completion;

(vii)	commence, threaten to commence, voluntarily become a party to, or compromise or settle any court proceedings, except where it is necessary to take such action to avoid material prejudice to the interests of the Note Holder;

FRC Share Sale Agreement
(viii)	allow any existing insurance policy taken out by the Note Holder that is material to the business of the Note Holder to lapse or fail to renew any such existing insurance policy on substantially the same terms;

(ix)	enter into any material transaction or agreement that is not on arms-length commercial terms; and
(g)	upon reasonable notice by the Purchaser to the FRC Vendor, the Purchaser and its Representatives are provided with reasonable opportunities to meet with the management of the Note Holder, accompanied by a Representative of the FRC Vendor;

(h)	the Purchaser is notified of and consulted with in relation to any unusual matter arising that will or is likely to have a material impact upon the business of the Note Holder (including any material litigation, material industrial disputes, material communications with regulators and material environmental and safety issues); and

(i)	the Purchaser is kept informed about the conduct of the business of the Note Holder.
8.2	Permitted acts
(a)	The Purchaser must not unreasonably withhold or delay any consent required under clause 8.1. The Purchaser will be taken to have given its consent for the purposes of this clause if the Purchaser does not, within a period of time that is reasonable in the context of the matter to which the consent relates, notify the FRC Vendor that it refuses its consent. In this clause, a reasonable period of time means, in any event, within three Business Days after being notified by the FRC Vendor of a proposed action.

(b)	Nothing in clause 8.1 prevents the Vendors, the Note Holder or any Group Member from taking any action which, in the FRC Vendor’s reasonable opinion, is in the best interests of the Note Holder in the circumstances and required to:
(i)	prevent, or address or mitigate the effects of, any environmental or occupational health, safety and welfare hazard;

(ii)	without limiting sub-paragraph (i), prevent injury or damage to any person or property;

(iii)	without limiting sub-paragraphs (i) or (ii), prevent, or address or mitigate the effects of, any emergency; or

(iv)	without limiting sub-paragraphs (i) to (iii), ensure the continuity of business, in response to unforseen circumstances outside the reasonable control of the FRC Vendor and the Note Holder (including external factors that may threaten the continuity of business), or which, in the FRC Vendor’s opinion, is otherwise necessary for the FRC Vendor and the Note Holder to comply with their respective legal obligations in relation to the environment or occupational health, safety and welfare provided that the FRC Vendor notifies the Purchaser of such action as soon as reasonably possible.

FRC Share Sale Agreement
8.3	Factors relevant to FRC Vendor’s obligations

In complying with its obligations under clause 8.1, the FRC Vendor is not required to do, to omit to do, or to allow to be done anything which would, in the FRC Vendor’s opinion:
(a)	unreasonably disrupt or impact on the Note Holder or the operation of any aspect of the business of the Note Holder; or

(b)	breach any obligations (including obligations of confidentiality) that the FRC Vendor or the Note Holder owe to any third party or under any law or regulations; or

(c)	materially prejudices the likelihood of Completion occurring.
8.4	Access

Subject to clause 8.5, prior to Completion, the FRC Vendor must give the Purchaser and its Representatives during normal business hours, reasonable access to:
(a)	any premises from which the business of the Note Holder is conducted for the purpose of viewing the manner in which the Note Holder’s business is conducted, accompanied by a Representative of the FRC Vendor; and

(b)	all books of account, books, records, contracts, commitments and property of or relating to the Note Holder as the Purchaser may reasonably request.
8.5	Conditions of Access

The Purchaser may only exercise its right of access under clause 8.4 if:
(a)	the Purchaser has provided the FRC Vendor with reasonable prior notice of the access that the Purchaser requires (including the identity of the Representatives who are to exercise that right of access on behalf of the Purchaser);

(b)	the access will not, in the reasonable opinion of the FRC Vendor, interfere with the conduct of the business of the Note Holder; and

(c)	the Purchaser agrees to comply with the FRC Vendor’s reasonable requirements and directions in relation to that access.
Any exercise of the right of access under clause 8.4 by the Purchaser or any of its Representatives is at the risk of the Purchaser.

8.6	Confidential Information

Any information obtained by the Purchaser by reason of clause 8.1 is deemed to be ‘Confidential Information’ within the meaning of the Confidentiality Agreement and is subject to the terms of the Confidentiality Agreement and this Agreement.

8.7	Exchange rates

From the date of this Agreement up to the time before the FRC Vendor gives a notice under clause 9.1, upon request by either the FRC Vendor or the Purchaser, the FRC Vendor and the Purchaser must cooperate and act in good faith to discuss and agree with each other and the relevant lenders, payment of any of the Completion Debts or the Purchase Price in a currency other than the currency in which the relevant Completion Debt or the Purchase Price is payable according to its

FRC Share Sale Agreement
terms and, if so, the relevant exchange rate. If, before the time stated in clause 9.1, the parties do not agree to an alternative currency, the amount must be repaid according to its terms.

9.	Completion

9.1	Notice to Purchaser

At least five Business Days before the Completion Date, the FRC Vendor must give the Purchaser a notice setting out the amount of the Completion Debt.

9.2	Notice to FRC Vendor

On or before the date that is the earlier of 15 Business Days after the date of this Agreement and ten Business Days before the Completion Date, the Purchaser must give the FRC Vendor a notice setting out details of:
(a)	the persons who will be appointed as the new directors, secretaries and public officers of the Note Holder from Completion together with original signed consents to act of such persons;

(b)	the persons who will be required to resign as directors, secretaries and public officers of the Note Holder; and

(c)	the proposed changes to the signatories of any bank account maintained by the Note Holder, and providing specimen signatories of new signatories.
9.3	Completion place

Completion of the sale and purchase of the FRC Shares will take place on the Completion Date at the offices of Baker & McKenzie LLP, 1114 Avenue of the Americas, New York, New York, 10036 or at any other place as the FRC Vendor and the Purchaser may agree.

9.4	Obligations of FRC Vendor on Completion

On or before the Completion Date the FRC Vendor must:
(a)	if applicable under clause 9.6(a), use the Promissory Note to pay the FRC Vendor’s Proportion of the WestIron and Belvedere Purchase Price to the Company by endorsement of the Promissory Note in favour of AMCI (SEQ) Pty Ltd and AMCI (WA) Pty Ltd and then in favour of the Company;

(b)	procure that the Noteholder enters into a written agreement with the AMCI Vendor to terminate the Security Holders Agreement with effect on Completion;

(c)	procure that, with effect on Completion:
(i)	such persons as the Purchaser notifies to the FRC Vendor under clause 9.2(a) are validly appointed as directors, secretaries and public officers of the Note Holder as so notified, subject to the receipt of duly signed consents to act of such persons;

(ii)	the signatories of any bank account maintained by the Note Holder are changed to those notified by the Purchaser under clause 9.2(c);

FRC Share Sale Agreement
(iii)	such persons as the Purchaser notifies to the FRC Vendor under clause 9.2(b) resign as directors, secretaries and public officers of the Note Holder; and
(d)	subject to clause 10.1, deliver to (or at the direction of) the Purchaser the minute books, the original shareholders register, statutory books and registers, books of account, annual statements, trading and financial records, copies of Returns and other documents and papers of the Note Holder, other than documents containing strategic or planning information relating to the Vendors, members of the AMCI Vendor Group other than the Company Group, and members of the FRC Group, other than the Note Holder;

(e)	deliver to the Purchaser evidence that all Security Interests over the FRC Shares have been released; and

(f)	execute the Notarial Transfer Deed;

(g)	cause the Note Holder to execute the Notarial Transfer Deed to acknowledge the transfer of the FRC Shares;

(h)	authorise the relevant civil law notary executing the Notarial Transfer Deed to make the relevant entries in the shareholders register of the Note Holder.
9.5	Obligations of Purchaser on Completion

On or before the Completion Date the Purchaser must, at its own cost:
(a)	pay or put the Company in funds to pay and procure that the Company Group repays all Third Party Payables;

(b)	execute the Notarial Transfer Deed; and

(c)	do, execute and deliver all other acts and documents that this Agreement or any other Transaction Documents require the Purchaser to do, execute or deliver at Completion.
9.6	Payment of Purchase Price

On the Completion Date and subject to the due performance by the FRC Vendor of the obligations on its part to be performed under clause 9.4, the Purchaser must pay the Purchase Price to the FRC Vendor as follows:
(a)	to the extent that the Purchaser consents in writing to an amount to remain as owing to the Company at the Completion Date for the WestIron and Belvedere Purchase Price, the Purchaser must compensate the FRC Vendor for the FRC Vendor’s Proportion of that amount by a non-cash or other arrangement agreed between the AMCI Vendor, the FRC Vendor and the Purchaser (Promissory Note); and

(b)	the balance of the Purchase Price must be paid by the Purchaser giving the FRC Vendor a promissory note (on terms agreed by the Purchaser and FRC Vendor) for that amount in favour of the FRC Vendor, payable on completion of the AMCI Sale Agreement,.
9.7	Interdependency

The obligations of the parties in respect of Completion are interdependent and all actions at Completion are deemed to take place simultaneously.

FRC Share Sale Agreement
10.	Access to Records

10.1	Copies of records

The FRC Vendor may take, and keep after Completion, copies of documents and records referred to in clause 9.4(d) relating to Taxes and Duties in connection with and Returns of, the FRC Vendor and the Note Holder.

10.2	Access to records after Completion

Without limiting any other rights of the FRC Vendor under any Transaction Document, from Completion the Purchaser must allow the Vendors and their Representatives access to (and, in relation to documents, where reasonably necessary, to take copies of), and, if required by the Purchaser, in the company of a Representative of the Purchaser, during normal business hours on reasonable prior notice, the Purchaser Group personnel and the documents and records delivered by the FRC Vendor to the Purchaser under clause 9.4(d) for the purpose of the Vendors and the Note Holder using those documents and records in connection with:
(a)	the review of any Return, or responding or complying with any Tax or Duty Audit;

(b)	any actual or threatened legal or administrative proceedings or inquiry by any Governmental Agency;

(c)	the preparation or audit of any financial information or accounts which the Vendors are required to prepare pursuant to any applicable law; and

(d)	any insurance claims made by any member of AMCI Vendor Group or the FRC Group in relation to the Note Holder or the Company Group in respect of events occurring before Completion.
11.	Confidentiality

11.1	Confidentiality

Subject to clause 11.3, each party must keep the terms of this Agreement confidential.

11.2	Purchaser’s investigation

Subject to clause 11.3, any confidential information obtained by the Purchaser in connection with the Note Holder, Company Group and the Shares must be kept confidential:
(a)	until the Completion Date; and

(b)	after the Completion Date, if Completion does not occur.
11.3	Exceptions

A party may make any disclosures in relation to this Agreement as it thinks necessary to:
(a)	its professional advisers, insurers, bankers, financial advisers and financiers, if those persons undertake to keep information disclosed confidential;

(b)	comply with any applicable law or requirement of any Governmental Agency;

FRC Share Sale Agreement
(c)	any of its employees or employees of any member of the AMCI Vendor Group, the FRC Vendor Group and the Purchaser Group to whom it is necessary to disclose the information if that employee undertakes to keep the information confidential; and

(d)	any member of the AMCI Vendor Group and the FRC Vendor Group.
11.4	Public announcements

Except as required by law or the rules of any stock exchange, all press releases and other public announcements relating in any way to this Agreement must be in terms agreed by the parties.

11.5	Confidentiality Agreement unaffected

If the Purchaser has entered into any separate agreement to keep confidential the confidential information of the Vendors, the Note Holder or the Company Group and the Shares (including the Confidentiality Agreement), nothing in this clause will limit or otherwise affect the terms of that agreement.

12.	Remedies and Termination

12.1	Remedies of the FRC Vendor
(a)	If the Purchaser fails to comply with any term of this Agreement or breaches a Purchaser Warranty, without limiting the remedies available to the FRC Vendor at law or in equity, the FRC Vendor may sue the Purchaser for breach.

(b)	Without limiting clause 12.1(a), if the Purchaser has failed to comply with any material term of this Agreement on or before Completion and has not remedied that failure or non-compliance by the Completion Date and after receipt of a notice from the FRC Vendor setting out full details of the fact, circumstance or matter giving rise to such failure or non-compliance, the FRC Vendor may terminate this Agreement by further notice to the Purchaser.
12.2	Remedies of the Purchaser
(a)	If the FRC Vendor fails to comply with any term of this Agreement, without limiting the remedies available to the Purchaser at law or in equity, the Purchaser may sue the FRC Vendor for breach.

(b)	Without limiting clause 12.2(a), if the FRC Vendor has failed to comply with any material term of this Agreement on or before Completion and has not remedied that failure or non-compliance by the Completion Date and after receipt of a notice from the Purchaser setting out full details of the fact, circumstance or matter giving rise to such failure or non-compliance, the Purchaser may terminate this Agreement by further notice to the FRC Vendor.
12.3	FRC Vendor Indemnities
(a)	The FRC Vendor indemnifies each member of the Purchaser Group against any Liabilities suffered or incurred by a member of the Purchaser Group in relation to:

FRC Share Sale Agreement
(i)	the Excluded Assets, the Excluded Liabilities and the Excluded Subsidiaries, including any Tax payable by any Group Member in relation to;
(A)	the transfer of the Excluded Assets and the Excluded Subsidiaries out of the Company Group; and

(B)	the assumption of Excluded Liabilities by a person other than a Group Member, to the extent that such Tax has not been paid before completion of the AMCI Sale Agreement;

(ii)	any assets, Liabilities (including any Taxes or Duties payable by any Group Member), acts, omissions and transactions prior to Completion of entities that are or were members of the AMCI Vendor Group and that are not Group Members from completion of the AMCI Sale Agreement;

(iii)	any Taxes or Duties payable by a Group Member in respect of acts, omissions or transactions of any Group Member prior to the date that the Consolidated Group of which the AMCI Vendor was the head company, was taken to be consolidated; and

(iv)	any bonus or other similar remuneration entitlements payable to Employees because of the transactions contemplated by this Agreement, including Completion, provided however that the maximum amount that may be recovered from the FRC Vendor under this clause 12.3(a) in respect of a Liability is an amount equal to the FRC Vendor’s Proportion of the total amount of the Liability suffered or incurred by the Purchaser.

(b)	The FRC Vendor indemnifies each member of the Purchaser Group against any Liability which may be suffered or incurred by a member of the Purchaser Group:
(i)	in relation to clause 10.2 of the AMCI Sale Agreement except to the extent that the Purchaser fails to comply with its obligations under that clause; and

(ii)	in relation to any breach of or failure to fulfil or comply with the terms of the Excluded Assets by the AMCI Vendor and the Transferees after completion of the AMCI Sale Agreement, provided however that the maximum amount that may be recovered from the FRC Vendor under this clause 12.3(b) in respect of a Liability is an amount equal to the FRC Vendor’s Proportion of the total amount of the Liability suffered or incurred by the Purchaser.

(c)	The members of the Purchaser Group are entitled to the benefit of clauses 12.3(a) and 12.3(b). To the extent that members of the Purchaser Group are unable to enforce the benefit of clauses 12.3(a) and 12.3(b) directly against the FRC Vendor, the Purchaser holds the benefit of clauses 12.3(a) and 12.3(b) on trust for those entities.

FRC Share Sale Agreement
13.	Taxation

13.1	Control of Returns
(a)	The FRC Vendor will, at its own cost and expense, have the conduct and control of:
(i)	the preparation and filing of all Returns of the Note Holder for Tax Periods ending on or before the Completion Date (Pre-Completion Returns); and

(ii)	the preparation and filing of all Returns of the Note Holder for Tax Periods commencing before but ending after the Completion Date (Straddle Returns), to the extent such Straddle Returns relate to any income, profit or gain derived, or any act, matter, transaction or thing occurring, on or before the Completion Date, and must:
(iii)	provide copies of all Pre-Completion Returns and Straddle Returns to the Purchaser for review:
(A)	at least ten Business Days prior to filing; or

(B)	if that is not practicable, as soon as practicable prior to filing; and

(C)	consider in good faith any amendments to those Pre-Completion Returns and Straddle Returns which are proposed by the Purchaser prior to the filing of such Returns.
(b)	The Purchaser must procure that each member of the Purchaser Group furnishes all information, executes all documents, gives or makes all notices, consents, claims, elections, selections and declarations, makes available (and permits the FRC Vendor to take copies of) all books and records of the Purchaser Group, gives access to all relevant employees and officers of the Purchaser Group, and otherwise provides all such assistance as the FRC Vendor may reasonably require in relation to the preparation and filing of Pre-Completion Returns and Straddle Returns. If the FRC Vendor so requires, this assistance must include the actual preparation and filing of Pre-Completion Returns and Straddle Returns, but only where the last such Returns that were filed before Completion were prepared and filed by persons employed or engaged by the Note Holder or a Group Member.

(c)	The Purchaser must procure that each member of the Purchaser Group does not, without the prior consent of the FRC Vendor (such consent not to be unreasonably withheld or delayed):
(i)	file any Pre-Completion Return or Straddle Return with any Taxation Authority;

(ii)	amend, or request or permit the amendment of, or make or lodge any objection or appeal in relation to, any Pre-Completion Return or Straddle Return;

(iii)	apply to any Taxation Authority for any binding or non-binding opinion, ruling or other determination in relation to any act, matter, transaction or thing covered by a Pre-Completion Return or Straddle Return or in relation to any income, profit or gain derived, or any act, matter, transaction or thing occurring, before the Completion Date; or

FRC Share Sale Agreement
(iv)	furnish to any Taxation Authority any information (in writing or otherwise) in relation to any Pre-Completion Return or Straddle Return or in relation to any income, profit or gain derived, or any act, matter, transaction or thing occurring, before the Completion Date.
(d)	The FRC Vendor must indemnify each member of the Purchaser Group against that member’s reasonable out-of-pocket expenses incurred in providing assistance to the FRC Vendor under clause 13.1(b).

(e)	The Purchaser must procure that the public officer of each member of the Purchaser Group signs all Pre-Completion Returns and Straddle Returns if necessary.
13.2	Notice of Assessment or Audit

If any Taxation Authority issues an Assessment to or undertakes an Audit of any member of the Purchaser Group which relates to any Pre-Completion Return or Straddle Return or to any income, profit or gain derived, or any act, matter, transaction or thing occurring, before the Completion Date in relation to the Note Holder, or any other matter or thing in respect of which the FRC Vendor is or may become liable to make any payment pursuant to clause 12.3 (Indemnity Matters), then the Purchaser must:
(a)	promptly (and in any event within 30 days) give the FRC Vendor notice of the Assessment or Audit (together with copies of all documents received from the Taxation Authority and full written details of the Assessment or Audit to the extent it relates to the Indemnity Matters); and

(b)	provide the FRC Vendor with any further or additional information relating to the Assessment or Audit (to the extent it relates to the Indemnity Matters) promptly as the Purchaser becomes aware of it.
13.3	Dispute of Assessment

Where:
(a)	notice is given in accordance with clause 13.2;

(b)	the FRC Vendor proposes to dispute an Assessment on behalf of any member of the Purchaser Group; and

(c)	payment of the Assessment is required in order to dispute the Assessment, the FRC Vendor must pay to the relevant Taxation Authority the amount of the Assessment that relates to the period before the Completion Date.

13.4	Purchaser take action as FRC Vendor requests
(a)	Provided that the FRC Vendor has complied with clause 13.3 (to the extent that it is relevant), the Purchaser must:
(i)	permit the FRC Vendor to control all actions taken by any member of the Purchaser Group in respect of any Assessment or Audit so far as those proceedings relate to the Indemnity Matters;

(ii)	procure that each member of the Purchaser Group furnishes all information, executes all documents, gives or makes all notices, consents, claims, elections,

FRC Share Sale Agreement
selections and declarations, makes available (and permits the FRC Vendor to take copies of) all books and records of the Purchaser Group, gives access to all relevant employees and officers of the Purchaser Group, and otherwise provides all such assistance as the FRC Vendor may reasonably require in relation to action taken in respect of the Assessment or Audit to the extent it relates to the Indemnity Matters; and

(iii)	procure that the FRC Vendor is authorised to take such action on behalf of and in the name of any member of the Purchaser Group as the FRC Vendor may reasonably require in respect of the Assessment or Audit to the extent it relates to the Indemnity Matters, including responding to any Taxation Authority, attending and conducting interviews, meetings, discussions and negotiations with any Taxation Authority, negotiating and concluding compromises, agreements and settlements with any Taxation Authority, lodging requests for rulings, opinions or determinations with any Taxation Authority and lodging or instituting objections, applications, appeals and other litigation with any Taxation Authority, tribunal or court.
(b)	The FRC Vendor must indemnify each member of the Purchaser Group against all direct costs and expenses incurred by that member in complying with this clause 13.4, including any costs awarded in favour of any Taxation Authority as a result of the taking of that action.
13.5	FRC Vendor to be reimbursed payment
(a)	The Purchaser must pay to the FRC Vendor an amount equal to any credit, refund, rebate, decreasing adjustment or reimbursement received by or allowed for any member of the Purchaser Group from a Taxation Authority in respect of:
(i)	any Tax paid by any member of the FRC Vendor Group for any Tax Period ending on or before the Completion Date;

(ii)	where a Tax Period commences before the Completion Date and ends after the Completion Date, any Tax paid by any member of the FRC Vendor Group for the period from the first day of that Tax Period until the Completion Date;

(iii)	any Taxable Supply or acquisition made by any member of the FRC Vendor Group before the Completion Date (including by the then representative member of any GST Group of which any member of the FRC Vendor Group was a member at that time); or

(iv)	any payment made by the FRC Vendor under clause 13.3, provided that the Purchaser is not obliged to pay to the FRC Vendor any amount exceeding the amount paid by the FRC Vendor under clause 13.3.
(b)	Any amount paid by the Purchaser to the FRC Vendor under this clause 13.5 is to be treated as an increase in the Purchase Price. For the purposes of this clause 13.5, the Purchaser must procure that each member of the Purchaser Group furnishes all relevant information, makes available (and permits the FRC Vendor to take copies of) all relevant books and records of the Purchaser Group, and gives access to all relevant employees and officers of

FRC Share Sale Agreement
the Purchaser Group, as the FRC Vendor reasonably requires to enable the FRC Vendor to determine such amounts (if any) as are payable to it under this clause 13.5.
13.6	Use of deductions etc

The Purchaser must procure that each member of the Purchaser Group uses to the full extent possible any deduction, rebate, credit, allowance, rollover, refund or other relief of any kind in respect of Tax which is reasonably available to reduce, limit, defer or otherwise mitigate a Liability to Tax which otherwise would or may give rise to a Liability of the FRC Vendor under clause 12.3. In this clause in relation to Income Tax, relief includes relief available from use of current or prior year losses, or loss transfers from Related Bodies Corporate.

13.7	Other obligations

Nothing in this clause 13 will be taken to limit the Purchaser’s obligations under other provisions of this Agreement.

14.	GST

14.1	GST to be added to amounts payable

If GST is payable on a Taxable Supply made under, by reference to or in connection with this Agreement, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly stated to be GST inclusive.

14.2	Liability net of GST

Any reference to the calculation of Consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement of that party in relation to the relevant cost, expense or other liability. A party will be assumed to have an entitlement to a full Input Tax Credit unless it demonstrates otherwise prior to the date on which the Consideration must be provided.

14.3	Timing of the payment of the GST Amount

The GST Amount is payable on the earlier of:
(a)	the first date on which all or any part of the Consideration for the Taxable Supply is provided; and

(b)	the date five Business Days after the date on which an Invoice is issued in relation to the Taxable Supply.
14.4	Revenue exclusive of GST

Any reference in this Agreement to price, value, sales, revenue or a similar amount (Revenue), is a reference to that Revenue exclusive of GST.

14.5	Cost exclusive of GST

Any reference in this Agreement (other than in the calculation of Consideration) to cost, expense or other similar amount (Cost), is a reference to that Cost exclusive of GST.

FRC Share Sale Agreement
14.6	GST obligations to survive termination

This clause will continue to apply after expiration or termination of this Agreement.

15.	Costs and Stamp Duty

15.1	Costs

Each party must bear its own costs arising out of the negotiation, preparation and execution of this Agreement.

15.2	Duty
(a)	The Purchaser must pay all Duty that may be payable on or in connection with this Agreement, any other Transaction Documents, any transaction evidenced by this Agreement and any instrument or transaction entered into under any of them other than any Duty in relation to or in respect of:
(i)	the transfer of the Excluded Assets and the Excluded Subsidiaries out of the Company Group;

(ii)	the novation of any Contract that is an Excluded Asset to a person other than a Group Member; and

(iii)	the assumption of Excluded Liabilities by a person other than a Group Member.
The Purchaser must indemnify each member of the FRC Vendor Group other than the Note Holder on demand against any Liability for that Duty.

(b)	The members of the FRC Vendor Group other than the Note Holder are entitled to the benefit of clause 15.2(a). To the extent that members of the FRC Vendor Group are unable to enforce the benefit of clause 15.2(a) directly against the Purchaser, the FRC Vendor holds the benefit of clause 15.2(a) on trust for those entities.

(c)	The FRC Vendor must pay or procure to be paid by a person other than a Group Member, all Duty in relation to or in respect of:
(i)	the transfer of the Excluded Assets and the Excluded Subsidiaries out of the Company Group;

(ii)	the novation of any Contract that is an Excluded Asset to a person other than a Group Member; and

(iii)	the assumption of Excluded Liabilities by a person other than a Group Member.
The FRC Vendor must indemnify the Purchaser and the Group Members on demand against any Liability for that Duty provided however that the maximum amount that may be recovered from the FRC Vendor under this clause 15.2(c) in respect of a Liability is an amount equal to the FRC Vendor’s Proportion of the total amount of the Liability suffered or incurred by the Purchaser.

(d)	The Group Members are entitled to the benefit of clause 15.2(c). To the extent that Group Members are unable to enforce the benefit of clause 15.2(c) directly against the FRC Vendor, the Purchaser holds the benefit of clause 15.2(c) on trust for those entities.

FRC Share Sale Agreement
16.	Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction. Each indemnity in this Agreement survives the expiry or termination of this Agreement.

17.	Assignment

Neither party can assign, charge, encumber or otherwise deal with any rights and obligations under this Agreement, or attempt or purport to do so, without the prior written consent of any other party.

18.	Further Assurances

Each party must do anything (including executing agreements and documents) necessary to give full effect to this Agreement and the transactions contemplated by it. Without limiting the foregoing, the Purchaser agrees to do all such things and execute all such deeds, instruments, transfers or other documents as may be necessary to enable the FRC Vendor and its Related Bodies Corporate to be released from any obligations owed to any person in connection with the Note Holder and the Company Group.

19.	Entire Agreement

This Agreement, the AMCI Sale Agreement and the NH2 Sale Agreement together contain the entire agreement between the parties with respect to their subject matter. They set out the only conduct relied on by the parties and supersede all earlier conduct and prior agreements and understandings between the parties in connection with their subject matter.

20.	Waiver

No failure to exercise nor any delay in exercising any right, power or remedy under this Agreement operates as a waiver. A single or partial exercise or waiver of the exercise of any right, power or remedy does not preclude any other or further exercise of that or any other right, power or remedy. A waiver is not valid or binding on the party granting that waiver unless made in writing.

21.	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:
(a)	must be in writing and signed by the sender or a person duly authorised by the sender;

(b)	must be addressed and delivered to the intended recipient at the address or fax number below or the address or fax number last notified by the intended recipient to the sender after the date of this Agreement:

FRC Share Sale Agreement

(i) to the FRC Vendor:	One Lafayette Place Greenwich, Connecticut 06830, USA Attention: Alex T Krueger, Managing Director Fax No: + 203 625 8585

(ii) to the Purchaser:	Level 29, AMP Place 10 Eagle Street Brisbane Qld 4000 Attention: Marcelo Matos Fax No: 61 7 3227 9616

(iii) to the Guarantor:	Av. Graca Aranha 26 20030-900, Rio de Janeiro Brazil Attention: Jose Lancaster Oliveira Fax No: 55 21 3814 9921
(c)	will be taken to be duly given or made when delivered, received or left at the above fax number or address. If delivery occurs on a day which is not a business day in the place to which the Notice is sent or is later than 4pm at that place, it will be taken to have been duly given or made at the commencement of business on the next business day in that place.
22.	Governing Law and Jurisdiction

This Agreement is governed by the laws of the State of Queensland. Each party submits to the non-exclusive jurisdiction of courts exercising jurisdiction there in connection with matters concerning this Agreement.

23.	Guarantee

23.1	Guarantee

In consideration of the FRC Vendor entering into this Agreement at the request of the Guarantor, the Guarantor:
(a)	unconditionally and irrevocably guarantees to the FRC Vendor on demand the due and punctual performance by the Purchaser of all its obligations under this Agreement; and

(b)	separately indemnifies the FRC Vendor against any Liabilities which may be incurred or sustained by the FRC Vendor in connection with any default or delay by the Purchaser in the due and punctual performance of any of its obligations under this Agreement.
23.2	Liability unaffected by other events

The Liability of the Guarantor under this clause is not affected by any act, omission or thing which, but for this provision, might in any way operate to release or otherwise exonerate or discharge the Guarantor from any of its obligations including (without limitation) the grant to the Purchaser or any other person of any time, waiver or other indulgence, or the discharge or release of the Purchaser or any other person from any obligation.

FRC Share Sale Agreement
23.3	Continuing guarantee and indemnity

This clause:
(a)	extends to cover this Agreement as amended, varied or replaced, whether with or without the consent of the Guarantor; and

(b)	is a continuing guarantee and indemnity and, despite Completion, remains in full force and effect for so long as the Purchaser has any Liability or obligation to the FRC Vendor under this Agreement and until all of those Liabilities or obligations have been fully discharged.
24.	Counterparts

This Agreement may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument.

25.	Personal Liability

The parties agree that:
(a)	no natural person will bear any Liability to any party in respect of this Agreement or the transactions contemplated by this Agreement, other than for an act of fraud by that person; and

(b)	no existing or former director or Officer of any Group Member, any Vendors, the Note Holder or any members of the AMCI Vendor Group or the FRC Vendor Group and no existing or former Representative of any Group Member, any Vendors, the Note Holder or any members of the AMCI Vendor Group or the FRC Vendor Group advising in that capacity in relation to the transactions contemplated by this Agreement, will be liable to the Purchaser, the Purchaser Group or any Group Member in respect of any act, matter or thing which occurred before, at or after Completion, other than an act of fraud by that person;

(c)	the persons referred to in paragraphs (a) and (b) are entitled to the benefit of this clause 25.

FRC Share Sale Agreement
Schedule 1
Subsidiaries
(a)	AMCI Australia Pty Ltd (ACN 062 536 270)

(b)	Queensland Coal Holdings Pty Ltd (ACN 081 724 129)

(c)	Queensland Coal Resources Pty Ltd (ACN 075 176 395)

(d)	AMCI North Pty Ltd (ACN 081 724 101)

(e)	AMCI (IP) Pty Ltd (ACN 114 276 694)

(f)	Isaac Plains Coal Sales Pty Ltd (ACN 114 276 701)

(g)	Isaac Plains Coal Management Pty Ltd (ACN 114 277 315)

(h)	Bowen Central Coal Pty Ltd (ACN 107 198 676)

(i)	Bowen Central Coal Sales Pty Ltd (ACN 107 201 230)

(j)	Bowen Central Coal Management Pty Ltd (ACN 107 199 619)

(k)	AMCI (EF) Pty Ltd (ACN 108 555 111) (formerly AMCI (OE) Pty Ltd)

(l)	AMCI Ellensfield Pty Ltd (ACN 123 542 487)

(m)	AMCI Ellensfield Coal Management Pty Ltd (ACN 123 542 754)

(n)	AMCI (CQ) Pty Ltd (ACN 103 902 389)

(o)	Nebo Central Coal Pty Ltd (ACN 079 942 377)

(p)	Broadlea Coal Management Pty Ltd (ACN 104 885 994)

(q)	Carborough Downs Coal Sales Pty Ltd (ACN 108 803 470)

(r)	Carborough Downs Coal Management Pty Ltd (ACN 108 803 461)

(s)	Swanbank Queensland Pty Ltd (ACN 108 563 373)

(t)	Swanbank Resources Pty Ltd (ACN 108 568 725)

(u)	NSW Coal Resources Pty Ltd (ACN 077 459 735)

(v)	Namoi Coal Pty Ltd (ACN 065 759 882)

(w)	Namoi Highwall Pty Ltd (ACN 074 013 719)

(x)	Namoi Hunter Pty Ltd (ACN 080 537 006)

(y)	NH2 Pty Ltd (ACN 097 547 969)

(z)	AMCI (GC) Pty Ltd (ACN 097 238 349)

(aa)	Maitland Main Collieries Pty Ltd (ACN 000 021 652)

(bb)	Integra Coal Operations Pty Ltd (ACN 118 030 998)

(cc)	Camberwell Coal Pty Limited (ACN 003 825 018)

(dd)	Glennies Creek Coal Management Pty Ltd (ACN 097 768 093)

(ee)	Integra Coal Sales Pty Limited (ACN 080 537 033)

FRC Share Sale Agreement
Schedule 2
Excluded Subsidiaries
(a)	AMCI (BP) Pty Ltd (ACN 112 861 971)

(b)	Belcoal Pty Ltd (ACN 112 863 180)

(c)	Belvedere Coal Management Pty Ltd (ACN 112 868 461)

(d)	Outbye Engineering and Mining Services Pty Ltd (ACN 106 909 442)

(e)	WA Resources Pty Ltd (ACN 112 154 131)

(f)	WestIron Pty Ltd (ACN 112 157 427)

(g)	API Management Pty Ltd (ACN 112 677 595)

(h)	QCR No 2 Pty Ltd (ACN 082 097 461)

(i)	CPB Coal Pty Ltd (ACN 081 727 004)

(j)	AMCI (IO) Pty Ltd (ACN 123 253 485)

(k)	AMCI (BC) Pty Ltd (ACN 124 113 873)

(l)	AMCI (Moorvale) Pty Ltd (ACN 100 018 826)

(m)	AMCI (MV) Pty Ltd (ACN 099 438 865)

FRC Share Sale Agreement
Schedule 3
Mining Tenements
In this schedule:
(a)	EPC means exploration permit for coal;

(b)	EPM means exploration permit for minerals;

(a)	MDL means mineral development licence; and

(b)	ML means mining lease.
Queensland Mining Tenements

Group Member Holder(s) and Interest
Project Name	Tenure Reference	Held
Broadlea Joint Venture Tenements
Kemmis Creek	EPC 625	Nebo Central Coal Pty Ltd (100%)

Broadlea Central	EPC 667	Nebo Central Coal Pty Ltd (100%)

Broadlea East	EPC 675	Nebo Central Coal Pty Ltd (100%)

Broadmeadow	EPC 719	Nebo Central Coal Pty Ltd (100%)

Red Hill East	EPC 722	Nebo Central Coal Pty Ltd (100%)

Broadlea Extended	EPC 1052 (Application)	AMCI (CQ) Pty Ltd (50%) Nebo Central Coal Pty Ltd (50%)

Broadlea	MDL 359	AMCI (CQ) Pty Ltd (60%) Nebo Central Coal Pty Ltd (40%)

Broadlea N4	ML 70338	AMCI (CQ) Pty Ltd (60%) Nebo Central Coal Pty Ltd (40%)

Broadlea North	ML 70345	AMCI (CQ) Pty Ltd (60%) Nebo Central Coal Pty Ltd (40%)

Bowen Central Coal Joint Venture Tenements

Exevale	EPC 752	Bowen Central Coal Pty Ltd (50%)

Kingower	EPC 753	Bowen Central Coal Pty Ltd (50%)

Arcturus	EPC 778	Bowen Central Coal Pty Ltd (50%)

Peak Downs East	EPC 795	Bowen Central Coal Pty Ltd (50%

Horse Creek	EPC 796	Bowen Central Coal Pty Ltd (50%)

Dogwood Creek	EPC 813	Bowen Central Coal Pty Ltd (50%)

Isaac River	EPC 830	Bowen Central Coal Pty Ltd (50%)

FRC Share Sale Agreement

Group Member Holder(s) and Interest
Project Name	Tenure Reference	Held
Mt Gotthard	EPC 883	Bowen Central Coal Pty Ltd (50%)

Mt Gotthard South	EPC 954	Bowen Central Coal Pty Ltd (50%)

Peak Downs East Extended	EPC 1077	Bowen Central Coal Pty Ltd (50%)

Carborough Downs Joint Venture Tenements

Carborough Downs	MDL 354	AMCI (CQ) Pty Ltd (75%) Nebo Central Coal Pty Ltd (25%)

Carborough Downs	ML 70339	AMCI (CQ) Pty Ltd (75%) Nebo Central Coal Pty Ltd (25%)

Annandale	ML 70340	AMCI (CQ) Pty Ltd (75%) Nebo Central Coal Pty Ltd (25%)

Carborough Downs South		MLA lodged on 23 February 2007

Annandale East		MLA lodged on 23 February 2007

Isaac Plains Joint Venture Tenements

Isaac Plains	EPC 755	AMCI (IP) Pty Ltd (50%)

Isaac Plains	ML 70342	AMCI (IP) Pty Ltd (50%)

Isaac Plains South	ML 70361 (Application)	AMCI (IP) Pty Ltd (50%)

Queensland Coal Resources Tenements

Oben Park	EPC 782	Queensland Coal Resources Pty Ltd (100%)

South of Oben Park	EPC 1081	Queensland Coal Resources Pty Ltd (100%)

Nebo South	EPC 858	Queensland Coal Resources Pty Ltd (100%)

Mt Coxendean	EPC 952	Queensland Coal Resources Pty Ltd (100%)

Swanbank Resources Tenements

Calen	EPC 905	Swanbank Resources Pty Ltd (100%)

Waterpark Creek	EPC 906	Swanbank Resources Pty Ltd (100%)

Pentland South	EPC 907	Swanbank Resources Pty Ltd (100%)

Mirtna	EPC 926	Swanbank Resources Pty Ltd (100%)

Burton North	EPC 951	Swanbank Resources Pty Ltd (100%)

Bullock Creek	EPC 1036	Swanbank Resources Pty Ltd (100%)

Strathmuir	EPM 15847	Swanbank Resources Pty Ltd (100%)

Lake Galilee	EPCa 1078	Swanbank Resources Pty Ltd (100%)

Adjoins Lake Galilee	EPCa 1104	Swanbank Resources Pty Ltd (100%)

FRC Share Sale Agreement
New South Wales Mining Tenements

Tenure Reference	Group Member Holder(s) and Interest Held
Integra Underground (Glennies Creek) Tenements
Coal Lease 382	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

Mining Lease 1437	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

Mining Lease 1518	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%

Mining Lease 1525	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

Mining Lease 1551	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

Exploration Licence 5824	Maitland Main Collieries Pty Ltd (35%) AMCI (GC) Pty Ltd (50%)

FRC Share Sale Agreement
Schedule 4
Excluded Assets
(a)	The Coal Sales Contracts.

(b)	The Marketing Agency Contracts.

(c)	The MDA Investments Contract.

FRC Share Sale Agreement
Schedule 5
Disclosure Material
1.	The Data Room Documentation.

2.	The Completion Disclosure Material to the extent that it meets the criteria set out in paragraphs (i), (ii) and (iii) of clause 7.3(b).

3.	All information publicly available (by searches at public registers or otherwise) as at the date of this Agreement and as at the Completion Date.

4.	All other information and data provided or communicated in writing to any of the Combined Purchasers, their Related Bodies Corporate, or any of their respective Representatives in the course of any investigation any of them undertake of the Shares and the affairs of the Company Group in relation to the transactions contemplated by this Agreement or as part of considering whether to enter into those transactions, by the Company, any of the Vendors, their Related Bodies Corporate, Representatives, or any other person, before the date of this Agreement, including:
(a)	provided as part of or during management presentations conducted by any Vendors or their Representatives; and

(b)	provided as part of or during site visits by the Combined Purchasers or their Representatives.
5.	All information which any of the Combined Purchasers, their Related Bodies Corporate, or any of their respective Representatives would be aware of by making or undertaking all reasonable enquiries, appraisals and investigations based on the information specified in each of the above paragraphs.

FRC Share Sale Agreement
Schedule 6
Purchaser Warranties and Guarantor Warranties
Purchaser
1.	The Purchaser is duly incorporated and validly exists under the law of its place of incorporation.

2.	The Purchaser is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.

3.	The Purchaser is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up the Purchaser or placing it under official management.

4.	To the best of the knowledge, information and belief of the Purchaser, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the Purchaser or place the Purchaser under official management.
Guarantor
5.	The Guarantor is duly incorporated and validly exists under the law of its place of incorporation.

6.	The Guarantor is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.

7.	The Guarantor is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up the Guarantor or placing it under official management.

8.	To the best of the knowledge, information and belief of the Guarantor, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the Guarantor or place the Guarantor under official management.
Due authorisation
9.	The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of each of the Purchaser and the Guarantor, respectively.

10.	Each of the Purchaser and the Guarantor respectively, has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement and each transaction contemplated by this Agreement to be performed by it.

11.	This Agreement constitutes a legal, valid and binding obligation of each of the Purchaser and the Guarantor respectively, enforceable in accordance with its terms by appropriate legal remedy.

12.	The execution, delivery and performance by each of the Purchaser and the Guarantor respectively, of this Agreement and each transaction contemplated by this Agreement does not or will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

FRC Share Sale Agreement
(a)	any provision of the constitution of the Purchaser and the Guarantor respectively;

(b)	any material term or provision of any security arrangement, undertaking, agreement or deed; or

(c)	any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it is bound.
13.	The Purchaser at Completion will have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement.

FRC Share Sale Agreement
Schedule 7
FRC Vendor Warranties
Information
1.	The Disclosure Material (other than information publicly available by searches at public registers and the Excluded Data Room Documentation) was provided by the FRC Vendor in good faith and with reasonable care for the purposes of informing the Purchaser about the FRC Shares, the Notes, the Company, the Subsidiaries and the assets and operations of the Company Group and in preparing the Disclosure Material (other than information publicly available by searches at public registers and the Excluded Data Room Documentation) the FRC Vendor has not deliberately or recklessly:
(a)	omitted anything that the FRC Vendor, acting reasonably, considers is material; or

(b)	included anything that the FRC Vendor, acting reasonably, considers is materially misleading.
2.	The documentation and information contained in the CD titled ‘Camberwell Coal Project (Pre-Integra Implementation) Data Room Information Dated 5 January 2007’ is a complete and accurate copy of the CCJV Data Room.
Incorporation and Existence of FRC Vendor
3.	The FRC Vendor is duly incorporated and validly exists under the law of its place of incorporation.[Title Warranty]

4.	The FRC Vendor has full corporate power and authority to own the FRC Shares.[Title Warranty]

5.	The FRC Vendor is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.

6.	The FRC Vendor is not in liquidation and no proceedings have been brought or threatened for the purpose of winding up the FRC Vendor.

7.	To the best of the FRC Vendor’s knowledge and belief, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the FRC Vendor.

8.	No administrator has been appointed to the FRC Vendor nor has any deed of company arrangement been executed or proposed in respect of the FRC Vendor.

9.	The FRC Vendor has not entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

10.	The FRC Vendor is not (or is not taken to be under applicable legislation) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.

FRC Share Sale Agreement
Incorporation and Existence of Note Holder
11.	The Note Holder is duly incorporated and validly exists under the law of its place of incorporation.[Title Warranty]

12.	The Note Holder has full corporate power and authority to own the Notes.[Title Warranty]

13.	The Note Holder is not insolvent and no receiver has been appointed over any part of its assets and no such appointment has been threatened.

14.	The Note Holder is not in liquidation and no proceedings have been brought or threatened for the purpose of winding up the Note Holder.

15.	To the best of the FRC Vendor’s knowledge and belief, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up the Note Holder.

16.	No administrator has been appointed to the Note Holder nor has any deed of company arrangement been executed or proposed in respect of the Note Holder.

17.	The Note Holder has not entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

18.	The Note Holder is not (or is not taken to be under applicable legislation) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.
Authority
19.	The execution and delivery of this Agreement has been properly authorised by all necessary corporate action of the FRC Vendor.[Title Warranty]

20.	The FRC Vendor has full corporate power and lawful authority to execute and deliver this Agreement and to consummate and perform or cause to be performed its obligations under this Agreement and each transaction contemplated by this Agreement to be performed by the FRC Vendor.[Title Warranty]

21.	As at Completion, the Note Holder will have full corporate power and lawful authority to consummate and perform or cause to be performed each transaction contemplated by this Agreement to be performed by the Note Holder.[Title Warranty]

22.	This Agreement constitutes a legal, valid and binding obligation of the FRC Vendor enforceable in accordance with its terms by appropriate legal remedy.[Title Warranty]

23.	The execution, delivery and performance by the FRC Vendor of this Agreement and each transaction contemplated by this Agreement does not or will not (with or without the lapse of time, the giving of notice or both) materially contravene, conflict with or result in a breach of or default under:
(a)	any provision of the constitution of the FRC Vendor;

(b)	any material term or provision of any security arrangement, undertaking, agreement or deed; or

(c)	any material term or provision of a writ, order or injunction, judgement, or Law to which it is a party or is subject or by which it is bound.[Title Warranty]

FRC Share Sale Agreement
The FRC Shares
24.	The FRC Vendor is the holder of the FRC Shares being the entire issued capital of the Note Holder.[Title Warranty]

25.	The FRC Shares have been validly issued to the FRC Vendor and no moneys are owing in respect of them.[Title Warranty]

26.	As at Completion, there will be no shareholder agreement, voting trust, proxy or other agreement or understanding relating to the voting of the FRC Shares.[Title Warranty]

27.	As at Completion, there will be no agreements, arrangements or understandings in place in respect of the FRC Shares under which the Note Holder is obliged at any time to issue any shares or other securities in the Note Holder.[Title Warranty]

28.	As at Completion, there will be no restriction on the sale or transfer of the FRC Shares to the Purchaser other than:
(a)	as set out in Article 8 of the articles of association of the Note Holder; and

(b)	the requirement for the execution of the Notarial Transfer Deed.[Title Warranty]
29.	The FRC Vendor is the legal and beneficial owner of the FRC Shares which, as at Completion, will be free from all Security Interests and there is no agreement to give or create any Security Interest over the FRC Shares.[Title Warranty]

30.	As at Completion, the FRC Vendor has full power and authority to transfer to the Purchaser good legal and equitable title to the FRC Shares free from all Security Interests.[Title Warranty]
The Notes
31.	The Notes have been validly issued and are fully paid and no moneys are owing in respect of them by the Note Holder.[Title Warranty]

32.	As at Completion, there will be no shareholder agreement, voting trust, proxy or other agreement or understanding relating to the voting of the Notes.[Title Warranty]

33.	The Note Holder is the legal and beneficial owner of the Notes which, as at Completion, will be free from all Security Interests and there is no agreement to give or create any Security Interest over the Notes.[Title Warranty]
The Note Holder
34.	As at Completion, the Note Holder will not control any entity. In this warranty, control of an entity means control of the entity within the meaning of section 50AA of the Corporations Act.

35.	The Note Holder is not:
(a)	a member of any partnership or other unincorporated association (other than a recognised trade association); or

(b)	the responsible entity, manager, trustee, representative or custodian of any trust or managed investment scheme (within the meaning of the Corporations Act).
36.	The affairs of the Note Holder have been conducted in accordance with its articles of association.

FRC Share Sale Agreement
37.	The articles of association of the Note Holder are in the form as disclosed in the Data Room.

38.	As at Completion there will be no material Liabilities of the Note Holder.
The Company and the Subsidiaries
39.	Each Group Member is duly incorporated and validly exists under the law of its place of incorporation.

40.	Each Group Member has full corporate power and authority to own its assets and business and to carry on its business as now conducted.

41.	No Group Member is insolvent and no receiver has been appointed over any part of the assets of any Group Member and no such appointment has been threatened.

42.	No Group Member is in liquidation and no proceedings have been brought or threatened for the purpose of winding up any Group Member.

43.	To the best of the FRC Vendor’s knowledge and belief, there are no facts, matters or circumstances which give any person the right to apply to liquidate or wind up any Group Member.

44.	No administrator has been appointed to any Group Member nor has any deed of company arrangement been executed or proposed in respect of any Group Member.

45.	No Group Member has entered into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them.

46.	No Group Member is (and is not taken to be under applicable legislation) unable to pay its debts, other than a debt or claim the subject of a good faith dispute, and has not stopped or suspended, or threatened to stop or suspend, the payment of all or a class of its debts.

47.	No Group Member is:
(a)	a member of any partnership or other unincorporated association (other than a recognised trade association); or

(b)	the responsible entity, manager, trustee, representative or custodian of any trust or managed investment scheme (within the meaning of the Corporations Act).
Subsidiaries
48.	As at Completion, the Company will not control any entity other than the Subsidiaries. In this warranty, control of an entity means control of the entity within the meaning of section 50AA of the Corporations Act.
Constitution
49.	The affairs of each Group Member have been conducted in accordance with the relevant entity’s constitution.

50.	The constitution of each Group Member is in the form disclosed in the Data Room.

FRC Share Sale Agreement
Financial Position and Conduct of Business
51.	The Company Accounts were prepared in accordance with the requirements of the Accounting Standards applied on a consistent basis and on the presumption that the Company continues as a going concern under ownership of the AMCI Vendor in the ordinary course.

52.	All material Liabilities (excluding contingent or prospective liabilities) of the Company Group as at the Company Balance Date of the type that are required by the Accounting Standards to be disclosed or taken into account, are disclosed in or taken into account in the Company Balance Sheet.

53.	The Company Accounts present, in all material respects, a true and fair view of the assets and material Liabilities (excluding prospective or contingent liabilities) and profits and losses of each Group Member as at the Company Balance Date.

54.	Since the Company Balance Date each Group Member has carried on its business in the ordinary and usual course and to the best of the FRC Vendor’s knowledge and belief:
(a)	there has been no material adverse change in the business, assets, financial conditions, operating results, earnings, customers, financial performance or suppliers of any Group Member;

(b)	there has not been any material Liability (excluding contingent or prospective liabilities and the Excluded Liabilities) or obligation incurred otherwise than in the ordinary and usual course of business;

(c)	there has not been incurred or agreed to be incurred any operational expense which is of an unusual or non-recurring nature or abnormal amount having regard to the customary business practices applicable to the industries in which the Group Members operate and which would have a material adverse effect on the Company Group;

(d)	there has not been any sale, transfer or assignment of any material assets other than in the ordinary and usual course of business;

(e)	no Group Member has suffered any event, circumstance, fact or occurrence or taken or failed to take any action where such occurrence, action or failure would reasonably be expected to have a material adverse effect on the Company Group taken as a whole;

(f)	there has not been any agreement or commitment by any Group Member to do any of the above.
55.	Since the Company Balance Date there has, to the best of the FRC Vendor’s knowledge and belief, been no change in the financial position of the Company Group from that set forth in the Company Balance Sheet other than changes disclosed in the Disclosure Materials none of which individually or in the aggregate has had a material adverse effect on the Company Group taken as a whole.

56.	Since the Company Balance Date:
(a)	except for disposals in the ordinary course of business and at not less than market value, the property of each Group Member has been and remains in the possession of or under the control of each Group Member;

(b)	no Group Member has borrowed any money other than as disclosed in the Disclosure Material, the Company Balance Sheet or in accordance with existing overdraft facilities from its bankers;

FRC Share Sale Agreement
(c)	no Group Member has declared, paid or made, nor will it prior to Completion declare, pay or make, any dividend or other distribution of profits or repayment of shareholders’ loans;

(d)	no Group Member has defaulted in paying any creditor on the date due for payment.
Contracts
57.	To the best of the FRC Vendor’s knowledge and belief there has been no failure by the Note Holder or any Group Member nor any counterparty to comply with a material obligation under a Material Contract.

58.	The Coal Sales Contracts do not require the sale of coal produced by any Group Member other than as agreed between the AMCI Vendor and the Purchaser and the contracts referred to in clause 7.1(h)(iv)(A) of the AMCI Sale Agreement.
Employees
59.	There is no industrial dispute affecting the Employees and to the best of the FRC Vendor’s knowledge and belief, none will arise as a result of the transactions contemplated by this Agreement.

60.	The Data Room contains a copy of all collective bargaining agreements to which any Group Member is a party with any trade union or similar organisation and which apply to any of the Employees.

61.	Neither the FRC Vendor, the Note Holder nor any Group Member has received any written notice of any material breach by any Group Member of its legal or contractual obligations concerning the employment of any of the Employees.

62.	The Data Room contains:
(a)	all written service agreements with Key Employees; and

(b)	the material terms of each Key Employee’s employment and financial arrangements with the Company Group.
Superannuation
63.	There are no outstanding and unpaid contributions on the part of any Group Member to any superannuation funds or superannuation benefit arrangements to which the relevant Group Member contributes in respect of an Employee.

64.	No Group Member has, nor will it have, any liability to pay any amount by way of superannuation guarantee charge pursuant to the Superannuation Guarantee Charge Act 1992 (Cth) or any other amount by reason of the application of that Act, in respect of any Employee for the quarter (as defined in that Act) current at Completion or for any earlier quarter.

65.	No Employee has any right to have any benefit under any superannuation fund, scheme or benefit arrangement increased, augmented or accelerated by reason of this Agreement or the transactions contemplated by it or by reason of any other agreement, arrangement or understanding.

66.	The contributions made by each Group Member in respect of its Employees satisfy the terms of all agreements, arrangements, understandings and awards between the Company Group and any union,

FRC Share Sale Agreement
Mining Tenements
67.	No Group Member holds any mining leases, coal leases, exploration permits, exploration licences, mineral development licences or applications for any of them except for the Mining Tenements.

68.	The relevant Group Member holds (or will hold on grant of any applications) the Mining Tenements legally and beneficially free from all Security Interests.[Tenement Warranty]

69.	To the best of the FRC Vendor’s knowledge and belief, the Mining Tenements are in good standing.[Tenement Warranty]

70.	To the best of the FRC Vendor’s knowledge and belief, there has been no material breach of any Mining Tenements.[Tenement Warranty]
Environment
71.	No act or omission has occurred and, to the best of the FRC Vendor’s knowledge and belief, there is no circumstance relating to the business of any Group Member which has given rise or, is likely to give rise to:
(a)	an action, claim, order or notice; or

(b)	a requirement of expenditure or a suspension, cessation or substantial alteration to the way in which the Group Member conducts its business, under an Environmental Law (including potential Liability for property damage or personal injury) which would have a material adverse effect on the financial position of the Company Group taken as a whole.

72.	Neither the FRC Vendor nor any Group Member has received written notice of any action or claim in relation to any Group Member or the activities or omissions of any Group Member in respect of its business by any person alleging liability (including, without limitation, potential liability for property damage or personal injury) arising out of, based on, or resulting from Contamination, Pollution or Environmental Harm which would have a material adverse effect on the financial position of the Company Group taken as a whole.
Authorisations
73.	Each Group Member holds all of the material Authorisations currently required to conduct its businesses.

74.	To the best of the FRC Vendor’s knowledge and belief there has been no material breach of any Authorisations.

75.	To the best of the FRC Vendor’s knowledge and belief:
(a)	no Group Member has done or permitted to be done anything that would be likely to cause any of the Authorisations to be terminated, suspended or modified in a material way; and

(b)	no party to any of the Authorisations has given written notice to the FRC Vendor or any Group Member of any matter that would be likely to cause any of the Authorisations to be terminated, suspended or modified in a material way.

FRC Share Sale Agreement
Compliance with Laws
76.	Neither the FRC Vendor nor any Group Member has received any written notice advising it that it has not, in any material respect, complied with any Law, including any Environmental Law nor is the FRC Vendor aware of any circumstances which could reasonably give rise to such a notice.

77.	No Group Member is the subject of any order, waiver, declaration, exemption or notice granted or issued by ASIC or any predecessor of that body or any other person under the Corporations Act or any previous corresponding legislation which may have a material adverse effect on the financial position of the Company Group taken as a whole.

78.	All material returns, notices and other documents required to be lodged or given by each Group Member under the Corporations Act, any Environmental Law and other relevant acts and regulations have been duly and properly prepared and lodged or given.

79.	There are no outstanding notices from any public or statutory authority against any Group Member which may have a material adverse effect on the financial position of the Company Group taken as a whole.

80.	To the best of the FRC Vendor’s knowledge and belief, Group Members have complied with all Laws in all material respects.
Litigation
81.	There is no material litigation, prosecution, mediation, arbitration or other proceeding in respect of any Group Member and other than debt recovery matters or workers’ compensation matters, no Group Member is involved in any material current civil, criminal or arbitration proceedings.

82.	To the best of the FRC Vendor’s knowledge and belief, there are no claims, demands, investigations or disputes in respect of any Group Member which would have a material adverse effect on the financial position of the Company Group taken as a whole, nor are there any disputes, investigations, claims or demands in respect of any Group Member which are likely to give rise to litigation, prosecution, mediation, arbitration or other proceedings (other than customer complaints received in the ordinary and usual course of business) and which may have a material adverse effect on the financial position of the Company Group taken as a whole.

83.	To the best of the FRC Vendor’s knowledge and belief, no person for whose acts or defaults any Group Member may be vicariously liable is involved in any current civil, criminal or arbitration proceedings and which may have a material adverse effect on the financial position of the Company Group taken as a whole.

84.	No Group Member is subject to any unsatisfied judgement or any order, award or decision handed down in any litigation, arbitration, other alternative dispute proceeding or administrative proceeding which may have a material adverse effect on the financial position of the Company Group taken as a whole.
Insurance
85.	The Disclosure Material contains complete and accurate particulars of all insurance policies taken out by or for the benefit of each Group Member.

FRC Share Sale Agreement
86.	The insurance cover relating to the Company Group disclosed in the Disclosure Materials is current and in force and to the best of the FRC Vendor’s knowledge and belief, no fact or circumstance exists that would render any such insurance void or unenforceable in any material respect.

87.	There is no fact or circumstance that is known or should reasonably have been known to the FRC Vendor which would lead to any of the contracts of insurance which cover those risks being prejudiced.
Business Records
88.	All material Business Records:
(a)	have been maintained by each Group Member in accordance with proper accountancy and business practices and all Laws;

(b)	are in the possession or under the custody or control of each Group Member; and

(c)	contain information accurate in all material respects on all matters required to be dealt with in accordance with Australian Law and generally accepted accounting principles.
Pre-Completion Restructuring
89.	At Completion, the financial impact of the pre-Completion restructuring of the AMCI Vendor Group will not differ in any material respect from the financial impact shown in the Proforma Balance Sheet.

90.	Despite the transfer of the Excluded Assets and Excluded Subsidiaries, at Completion the Company Group will hold all the material assets used in the conduct of its business as at the date of this Agreement.

FRC Share Sale Agreement
Schedule 8
Inter-company Payables
(a)	Shareholder loan to the Company by the AMCI Vendor of US$36,535,595.

(b)	Loan to the Company by FRC Southern Cross Holdings Inc of US$36,535,595.

(c)	The AMCI Vendor Facility.

FRC Share Sale Agreement
Schedule 9
Third Party Payables
(a)	The balance of the acquisition debt for deferred purchase consideration payable by Namoi Hunter Pty Ltd to Tomen Corporation, Tomen Australia Limited and Nippon Oil (Australia) Pty Limited as Vendors for the acquisition of Maitland Main Collieries Pty Ltd under the Share Sale Agreement dated 9 May 2001 between Namoi Hunter Pty Ltd, those vendors and American Metals & Coal International Inc as Guarantor.

(b)	The balance of the acquisition debt for deferred purchase consideration payable by NH2 Pty Ltd (formerly called CNX Australia Pty Ltd) to Consol Energy Inc. for the acquisition of AMCI (GC) Pty Ltd under the Facility Agreement dated 25 February 2004 between NH2 Pty Ltd as Borrower, K-M Investment Corporation and AMCI Metall & Kohle AG (now called AMCI International AG) as Guarantors and Consol Energy Inc.

(c)	The balance of the acquisition debt for deferred purchase consideration payable by AMCI (CQ) Pty Ltd to Ross Pastoral Co Pty Ltd as trustee for the Graham Ross Family Trust, Ross Pastoral Co Pty Ltd as trustee for the Craigie Ross Family Trust, Carolyn Ann Bowern and Richard Bowern jointly as trustees for the Bowern Investment Trust and S & G Dickinson Pty Ltd as trustee for the S & G Dickinson Family Trust as Vendors for the acquisition of Nebo Central Coal Pty Ltd under the Share Acquisition Agreement (Nebo Central Coal Pty Ltd) dated 23 March 2005 between those vendors, AMCI (CQ) Pty Ltd as Purchaser and the Company as Guarantor.

FRC Share Sale Agreement
Schedule 10
Inter-company Receivables
Nil as at the date of this Agreement.

FRC Share Sale Agreement
Each attorney executing this Agreement states that he or she has no notice of the revocation or suspension of his or her power of attorney.
Executed in New York.
Signed Sealed and Delivered for and on behalf
of FRC AMCI Intermediate B.V by:
ATC MANAGEMENT B.V., its Managing
Director
by two of its authorised persons

Authorised Person Signature	Authorised Person Signature

Name of Authorised Person	Name of Authorised Person

Signed for Companhia Vale do Rio Doce by its
joint attorneys:

Attorney Signature	Attorney Signature

Print Name	Print Name

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, therunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 1, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations